No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

TORANOMON ALCEA TOWER 2-2-3 Toranomon, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice of Convocation of the 101st Ordinary General Meeting of Shareholders of the Company has been uploaded to the Company’s website shown below.

https://global.honda/en/investors/stock_bond/meeting.html

Exhibit 2:

The English translation of Report of Independent Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 27, 2025

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 101ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT BELLESALLE SHINJUKU GRAND, TOKYO, JAPAN

ON JUNE 19, 2025 AT 10:00 A.M.

(This is an abridged translation of the original notice

in the Japanese language mailed on June 4, 2025

to shareholders in Japan, and is for reference purposes only.

In the event of any discrepancy between the translated document and the Japanese original,

the original shall prevail.

The Company assumes no responsibility for this translation

or for direct, indirect or any other forms of damage arising from the translations.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Abridged Translation]

June 4, 2025

Start date of measures for electronic provision: May 27, 2025

To Shareholders:

Notice of Convocation of the 101st

Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 101st Ordinary General Meeting of Shareholders will be held as stated below.

In convening this meeting, we have taken electronic provision measures and posted the matters subject to electronic provision on the Company’s website linked below.

This meeting will be held as a hybrid participatory virtual general meeting of shareholders so that shareholders who are not able to physically attend the meeting can attend the meeting virtually.

Even if you are not attending the meeting in person, you can still exercise your voting rights in advance via the Internet or by mail. Please review the reference materials for the general meeting of shareholders posted as matters subject to electronic provision and exercise your voting rights no later than 5:30 p.m. on Wednesday, June 18, 2025.

Yours faithfully,

Toshihiro Mibe
Director, President and Representative Executive Officer

Honda Motor Co., Ltd.
2-3, Toranomon 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Thursday, June 19, 2025 (registration desks to open at 9:00 a.m.)

Place

1F Event Hall, Bellesalle Shinjuku Grand

8-17-3 Nishi-shinjuku, Shinjuku-ku, Tokyo

* If you wish to attend the meeting in person, you will need to make an application in advance.

* Please also note that gifts will not be provided to attending shareholders.

Agenda Matters to be reported	1. The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 101st Fiscal Year (from April 1, 2024 to March 31, 2025);

2. The Results of the Audit of the Consolidated Financial Statements for the 101st Fiscal Year (from April 1, 2024 to March 31, 2025) by the Independent Auditors and the Audit Committee

Matters to be resolved	Item	Election of Twelve (12) Directors

We will propose the election of the following twelve (12) Directors, including six (6) Outside Director candidates.

For details, please refer to the information posted on the websites linked below.

Candidate number		Name	Candidate number		Name	Candidate number		Name

1	Reappointment	Toshihiro Mibe Male	5	Reappointment	Asako Suzuki Non-executive Female	9	Reappointment	Yoichiro Ogawa Outside Independent Non-executive Male

2	Reappointment	Noriya Kaihara Male	6	Reappointment	Jiro Morisawa Non-executive Male	10	Reappointment	Kazuhiro Higashi Outside Independent Non-executive Male

3	New appointment	Katsushi Inoue Male	7	Reappointment	Kunihiko Sakai Outside Independent Non-executive Male	11	Reappointment	Ryoko Nagata Outside Independent Non-executive Female

4	Reappointment	Eiji Fujimura Male	8	Reappointment	Fumiya Kokubu Outside Independent Non-executive Male	12	Reappointment	Mika Agatsuma Outside Independent Non-executive Female

Websites on Which the Matters Subject to Electronic Provision Are Posted

Company’s website	https://global.honda/en/investors/stock_bond/meeting.html

Tokyo Stock Exchange’s website

https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Please access the website linked above, enter and search for either the Company’s name (Honda Motor) or the securities code (7267), and then select “Basic information” and “Documents for public inspection/PR information” to view the information.

Net de Shoshu (online notice of convocation) website	https://s.srdb.jp/7267/ You may view this Notice of Convocation and exercise your voting rights via PC, smartphone, or tablet.

Matters to Be Noted

∎

Regarding the matters subject to electronic provision, the following items are not included in the paper copy to shareholders who have made a request for delivery of documents (paper copies delivered) in accordance with provisions of laws and regulations and Article 15 of the Company’s Articles of Incorporation. The Audit Committee and the financial auditor have audited documents that are subject to audit, including the following matters.

• Business Report:	OUTLINE OF BUSINESS

(Preparing for the Future, Changes in Financial Position and Results of Operations of the Group and the Parent Company, Principal Business Activities, Principal Business Sites, Employees of the Group and the Parent Company);

COMMON STOCK

(Total Number of Shares Issued, Number of Shareholders, Major Shareholders, Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2025);

STOCK WARRANTS;
CORPORATE OFFICERS

(Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2025, Summary of Content of Liability Limitation Contract, Summary of Content of Indemnity Contract, Summary of Content of Directors and Officers Liability Insurance Contract);

FINANCIAL AUDITOR;
THE COMPANY’S SYSTEMS AND POLICIES

(Systems to Ensure the Appropriateness of Operations, Overview of Operating Status for Systems to Ensure the Appropriateness of Operations, Policy Regarding Decisions for Distribution of Dividends, Etc.)

• Consolidated Financial Statements:	Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Changes in Equity, The Notes to the Consolidated Statutory Report
• Audit Report:	Independent Auditor’s Report, Audit Report of the Audit Committee

∎

In accordance with laws and regulations, the Company has sent the paper copies delivered only to shareholders who have completed the procedures for request for delivery of documents on or before March 31, 2025.

∎	If any revision is made to the matters subject to electronic provision, the revised details will be posted on each of the websites linked above.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

ITEM	Election of Twelve (12) Directors

The term of office of each of the eleven (11) current Directors is due to expire at the close of this general meeting of shareholders. (Shinji Aoyama resigned from his position effective on April 7, 2025.)

It is proposed that the following twelve (12) Directors, including six (6) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors are provided below.

Candidate number		Name	Current position	Responsibilities

1	Reappointment	Toshihiro Mibe Male	Director, President and Representative Executive Officer	Member of the Nominating Committee Chief Executive Officer Chairman of the Board of Directors

2	Reappointment	Noriya Kaihara Male	Director, Executive Vice President and Representative Executive Officer	Compliance and Privacy Officer Culture Transformation Officer

3	New appointment	Katsushi Inoue Male	Senior Managing Executive Officer Risk Management Officer	Chief Officer for Automobile Operations

4	Reappointment	Eiji Fujimura Male	Director, Managing Executive Officer	Member of the Compensation Committee Chief Financial Officer Chief Officer for Corporate Administration Operations

5	Reappointment	Asako Suzuki Non-executive Female	Director	Member of the Audit Committee (Full-time)

6	Reappointment	Jiro Morisawa Non-executive Male	Director	Member of the Audit Committee (Full-time)

7	Reappointment	Kunihiko Sakai Outside Independent Non-executive Male	Director	Member of the Nominating Committee Member of the Audit Committee

8	Reappointment	Fumiya Kokubu Outside Independent Non-executive Male	Director	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee

9	Reappointment	Yoichiro Ogawa Outside Independent Non-executive Male	Director	Member of the Audit Committee (Chairperson) Member of the Compensation Committee

10	Reappointment	Kazuhiro Higashi Outside Independent Non-executive Male	Director	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)

11	Reappointment	Ryoko Nagata Outside Independent Non-executive Female	Director	Member of the Audit Committee

12	Reappointment	Mika Agatsuma Outside Independent Non-executive Female	Director	Member of the Nominating Committee

Name	Attendance record for the fiscal year ended March 31, 2025 (number of meetings attended/number of meetings held)
	Board of Directors	Nominating Committee	Audit Committee	Compensation Committee

Toshihiro Mibe	11/11 100%	8/8 100%	—	—

Noriya Kaihara	11/11 100%	—	—	—

Katsushi Inoue	—	—	—	—

Eiji Fujimura	9/9 100%	—	—	5/5 100%

Asako Suzuki	11/11 100%	—	13/13 100%	—

Jiro Morisawa	9/9 100%	—	9/9 100%	—

Kunihiko Sakai	11/11 100%	8/8 100%	13/13 100%	—

Fumiya Kokubu	11/11 100%	8/8 100%	—	7/7 100%

Yoichiro Ogawa	11/11 100%	—	13/13 100%	7/7 100%

Kazuhiro Higashi	11/11 100%	8/8 100%	—	7/7 100%

Ryoko Nagata	11/11 100%	—	13/13 100%	—

Mika Agatsuma	9/9 100%	7/7 100%	—	—

Note:

The attendance record of the Board of Directors and the Compensation Committee of Director Eiji Fujimura, that of the Board of Directors and the Audit Committee of Director Jiro Morisawa, and that of the Board of Directors and the Nominating Committee of Director Mika Agatsuma show figures covering the meetings held after their assumption of office on June 19, 2024.

∎	(Reference) Nomination Policy of Director Candidates (from “Honda Corporate Governance Basic Policies”)

•

The Director candidates shall be exceptional persons who are familiar with corporate management or the Company Group’s business, and have superior character and insight, irrespective of gender, nationality, and other such individual attributes. In nominating such candidates, the Nominating Committee shall consider the balance of gender, internationality, and experience and specialization in each field.

•

The Outside Director candidates shall have abundant experience and deep insight in fields such as corporate management, the legal, public administration, accounting, or education, and shall be capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company Group.

Name	Skills								Committee to be appointed
	Corporate management	Internationality	Industrial experience	New business strategies	HR	Accounting & finance	Legal & risk management	ESG & sustainability	Nominating	Audit	Compensation

Toshihiro Mibe	●	●	●	●	●	●	●	●

Noriya Kaihara	●	●	●		●		●	●

Katsushi Inoue		●	●	●			●	●

Eiji Fujimura	●	●	●		●	●	●

Asako Suzuki		●	●		●	●	●

Jiro Morisawa		●	●			●

Kunihiko Sakai		●					●	●

Fumiya Kokubu	●	●		●	●

Yoichiro Ogawa	●	●			●	●

Kazuhiro Higashi	●			●	●	●	●

Ryoko Nagata				●	●			●

Mika Agatsuma		●		●			●

* “ESG & sustainability” includes the environment such as climate change issues, safety and response to human rights issues									: Chairperson of the Committee

Please refer to the next page for the reasoning behind the selection of the skills.

∎	Reasons for Selecting the Skills

The Company has identified the following skills required for the Board of Directors to fulfill its role of making decisions with respect to the basic management policies of the Company Group and other equivalent matters and overseeing the performance by the Directors and Executive Officers of their duties, with the aim of achieving the “2030 Vision.”

1	Toshihiro Mibe	Date of birth July 1, 1961	Reappointment

Current position	Director, President and Representative Executive Officer	Responsibilities	Member of the Nominating Committee Chief Executive Officer Chairman of the Board of Directors
● Number of shares of the Company held 122,800 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%) Nominating Committee 8/8 (100%)
● Term of office as Director (as of the close of this Meeting) 5 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2020	Senior Managing Officer

Apr. 2014	Operating Officer	Apr. 2020	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2014	Executive in Charge of Powertrain Business for Automobile Operations	Apr. 2020	Risk Management Officer

Apr. 2014	Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations	Jun. 2020	Senior Managing Director

Apr. 2015	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations	Jun. 2020	Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2015	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations	Apr. 2021	President and Representative Director

Apr. 2016	Senior Managing Officer and Director of Honda R&D Co., Ltd.	Apr. 2021	Chief Executive Officer (present)

Apr. 2018	Managing Officer of the Company	Jun. 2021	Director, President and Representative Executive Officer (present)

Apr. 2018	Executive Vice President and Director of Honda R&D Co., Ltd.	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2019	President and Representative Director of Honda R&D Co., Ltd.	Apr. 2024	Chairman of the Board of Directors (present)

Apr. 2019	In Charge of Intellectual Property and Standardization of the Company

 Reasons for nomination as a candidate for position of Director

Mr. Toshihiro Mibe has broad experience primarily in the areas of R&D and production, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2025, he has properly fulfilled his duties as Chairman of the Board of Directors through managing the Board of Directors and as Director, President and Representative Executive Officer, and Chief Executive Officer of the Company by demonstrating strong leadership and being responsible for the management of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Nominating Committee.

2	Noriya Kaihara	Date of birth August 4, 1961	Reappointment

Current position	Director, Executive Vice President and Representative Executive Officer	Responsibilities	Compliance and Privacy Officer Culture Transformation Officer
● Number of shares of the Company held 92,900 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%)
● Term of office as Director (as of the close of this Meeting) 6 years (in total)

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1984	Joined Honda Motor Co., Ltd.	Apr. 2021	Chief Officer for Customer First Operations

Apr. 2012	General Manager of Automobile Quality Assurance Division	Apr. 2021	Risk Management Officer

Apr. 2013	Operating Officer	Jun. 2021	Managing Executive Officer

Apr. 2013	Chief Quality Officer	Oct. 2021	Managing Officer

Jun. 2013	Operating Officer and Director	Oct. 2021	Chief Officer for Regional Operations (North America)

Apr. 2014	Chief Officer for Customer Service Operations	Oct. 2021	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Apr. 2014	Head of Service Supervisory Unit for Automobile Operations	Apr. 2023	Senior Managing Executive Officer of the Company

Apr. 2016	Chief Officer for Customer First Operations	Jun. 2023	Director, Senior Managing Executive Officer

Jun. 2017	Operating Officer (resigned from position as Director)	Apr. 2024	Director, Executive Vice President and Representative Executive Officer (present)

Apr. 2018	Managing Officer	Apr. 2024	Compliance and Privacy Officer (present)

Apr. 2018	Chief Officer for Purchasing Operations	Apr. 2025	Culture Transformation Officer (present)

Apr. 2020	Head of Business Supervisory Unit for Automobile Operations

 Reasons for nomination as a candidate for position of Director

Mr. Noriya Kaihara has broad experience primarily in the area of service, quality and purchasing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2025, he has properly fulfilled his duties as Director, Executive Vice President and Representative Executive Officer, and Compliance and Privacy Officer by demonstrating strong leadership and contributing to the business of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

3	Katsushi Inoue	Date of birth October 22, 1963	New appointment

Current position	Senior Managing Executive Officer	Responsibilities	Chief Officer for Automobile Operations Risk Management Officer
● Number of shares of the Company held 58,400 shares
● Special interest between the candidate and the Company None
● Term of office as Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1986	Joined Honda Motor Co., Ltd.	Apr. 2020	Managing Officer of the Company

Apr. 2010	President of Honda Poland Ltd.	Apr. 2020	Chief Officer for Regional Operations (China)

Apr. 2012	President of Honda Deutschland GmbH	Apr. 2020	President of Honda Motor (China) Investment Co., Ltd.

Apr. 2012	President of Honda Belgium N.V.	Apr. 2020	President of Honda Motor (China) Technology Co., Ltd.

Apr. 2012	President of Honda Nederland B.V.	Apr. 2023	Senior Managing Executive Officer of the Company (present)

Feb. 2013	Branch President of Honda Motor Europe Ltd.’s branches in Germany, the Netherlands and Belgium	Apr. 2023	Chief Officer for Electrification Business Development Operations

Apr. 2014	General Manager, Marketing Planning Office, Business Planning Supervisory Unit, Automobile Operations of the Company	Apr. 2025	Chief Officer for Automobile Operations (present)

Apr. 2015	President and Chief Executive Officer of Honda Cars India Ltd.	Apr. 2025	Risk Management Officer (present)

Apr. 2016	Operating Officer of the Company

Apr. 2016	Chief Officer for Regional Operations (Europe)

Apr. 2016	President and Director of Honda Motor Europe Ltd.

 Reasons for nomination as a candidate for position of Director

Mr. Katsushi Inoue has broad experience primarily in the area of sales and marketing in the Automobile Operations, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2025, he demonstrated high degree of expertise and strong leadership as Chief Officer for Electrification Business Development Operations and contributed to the business from a global perspective to achieve results properly.

He has been newly nominated as a candidate for Director, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

4	Eiji Fujimura	Date of birth September 1, 1970	Reappointment

Current position	Director, Managing Executive Officer	Responsibilities	Member of the Compensation Committee Chief Financial Officer Chief Officer for Corporate Administration Operations
● Number of shares of the Company held 9,000 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 9/9 (100%) Compensation Committee 5/5 (100%)
● Term of office as Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1993	Joined Honda Motor Co., Ltd.	Apr. 2023	Executive Officer

Apr. 2017	General Manager of Finance Division for Business Management Operations	Apr. 2023	Chief Financial Officer (present)

Apr. 2019	General Manager of Regional Operation Planning Division for Regional Operations (North America)	Apr. 2023	Chief Officer for Corporate Administration Operations (present)

Apr. 2021	Operating Executive	Apr. 2024	Managing Executive Officer

Apr. 2021	Chief Officer for Business Management Operations and General Manager of Accounting Division for Business Management Operations	Jun. 2024	Director, Managing Executive Officer (present)

Apr. 2022	Head of Accounting and Finance Supervisory Unit	Jun. 2024	Member of the Compensation Committee (present)

 Reasons for nomination as a candidate for position of Director

Mr. Eiji Fujimura has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2025, he has properly fulfilled his duties as Director, Managing Executive Officer, Chief Financial Officer, and Chief Officer for Corporate Administration Operations by demonstrating high degree of expertise and strong leadership, and being responsible for the finance of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Compensation Committee.

5	Asako Suzuki	Date of birth January 28, 1964	Reappointment

Current position	Director	Responsibilities	Member of the Audit Committee (Full-time)
● Number of shares of the Company held 85,600 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%) Audit Committee 13/13 (100%)
● Term of office as Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2019	Chief Officer for Human Resources and Corporate Governance Operations

Apr. 2014	President of Dongfeng Honda Automobile Co., Ltd.	Apr. 2020	Operating Executive

Apr. 2016	Operating Officer of the Company	Jun. 2021	Director (present)

Apr. 2018	Vice Chief Officer for Regional Operations (Japan)	Jun. 2021	Member of the Audit Committee (Full-time) (present)

 Reasons for nomination as a candidate for position of Director

Ms. Asako Suzuki has broad experience primarily in the area of sales and marketing, accounting and finance, human resources and corporate governance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2025, she has properly fulfilled her duties as Director and a Member of the Audit Committee by auditing and overseeing the execution of duties by Directors and Executive Officers.

She has been nominated as a candidate for Director again, given that she is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

After her appointment, she will serve as a Member of the Audit Committee.

6	Jiro Morisawa	Date of birth February 24, 1967	Reappointment

Current position	Director	Responsibilities	Member of the Audit Committee (Full-time)
● Number of shares of the Company held 37,170 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 9/9 (100%) Audit Committee 9/9 (100%)
● Term of office as Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1989	Joined Honda Motor Co., Ltd.	Apr. 2020	Operating Executive

Apr. 2016	General Manager of Regional Operation Planning Office for Regional Operations (Japan)	Apr. 2020	Chief Officer for Business Management Operations

Apr. 2017	General Manager of Accounting Division for Business Management Operations	Apr. 2021	President and Director of American Honda Finance Corporation

Apr. 2018	Vice Chief Officer for Business Management Operations and General Manager of Accounting Division for Business Management Operations	Jun. 2024	Director of the Company (present)

Apr. 2019	Operating Officer	Jun. 2024	Member of the Audit Committee (Full-time) (present)

Apr. 2019	Chief Officer for Business Management Operations

 Reasons for nomination as a candidate for position of Director

Mr. Jiro Morisawa has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2025, he has properly fulfilled his duties as Director and a Member of the Audit Committee by auditing and overseeing the execution of duties by Directors and Executive Officers.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

After his appointment, he will serve as a Member of the Audit Committee.

7	Kunihiko Sakai	Date of birth March 4, 1954	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee Member of the Audit Committee
● Number of shares of the Company held 7,000 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%) Nominating Committee 8/8 (100%) Audit Committee 13/13 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 6 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1979	Public Prosecutor of Tokyo District Public Prosecutors’ Office	Jun. 2018	Outside Audit & Supervisory Board Member of Furukawa Electric Co., Ltd. (present)

Jul. 2014	Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office	Jun. 2019	Outside Director (Audit and Supervisory Committee Member) of the Company

Sep. 2016	Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office (resigned in March 2017)	Jun. 2021	Outside Director (present)

Apr. 2017	Registered with the Dai-Ichi Tokyo Bar Association	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2017	Advisor Attorney to TMI Associates (present)	Jun. 2021	Member of the Audit Committee (present)

(Significant concurrent positions)
Lawyer, Advisor Attorney to TMI Associates, Outside Audit & Supervisory Board Member of Furukawa Electric Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017.

He has properly fulfilled his duties as Outside Director who is an Audit and Supervisory Committee Member since June 2019, and as Outside Director and a Member of the Nominating Committee and the Audit Committee since June 2021, by auditing and overseeing the entire business management of the Company from an independent standpoint.

He has no experience in corporate management except serving as Outside Director or Outside Corporate Auditor. However, he has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a Member of the Nominating Committee and the Audit Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Kunihiko Sakai is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Kunihiko Sakai fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

8	Fumiya Kokubu	Date of birth October 6, 1952	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee
● Number of shares of the Company held 5,400 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%) Nominating Committee 8/8 (100%) Compensation Committee 7/7 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 5 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1975	Joined Marubeni Corporation	Jun. 2021	Member of the Nominating Committee (Chairperson) (present)

Apr. 2013	President and CEO, Member of the Board of Marubeni Corporation	Jun. 2021	Member of the Compensation Committee (present)

Apr. 2019	Chairman of the Board of Marubeni Corporation	May 2022	Chairperson of Japan Machinery Center for Trade and Investment (present)

Jun. 2019	Outside Director of Taisei Corporation (present)	May 2022	Chairman of Japan Foreign Trade Council, Inc. (resigned in May 2024)

Jun. 2020	Outside Director of the Company (present)	Apr. 2025	Director, Member of the Board, Executive Corporate Advisor of Marubeni Corporation (present)

(Significant concurrent positions)

Director, Member of the Board, Executive Corporate Advisor of Marubeni Corporation, Outside Director of Taisei Corporation, Chairperson of Japan Machinery Center for Trade and Investment

 1. Reasons for nomination as a candidate for position of Outside Director

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from April 2013 to March 2025, and has abundant experience and deep insight regarding corporate management.

He has properly fulfilled his duties as Outside Director since June 2020, and additionally as the Chairperson of the Nominating Committee and a Member of the Compensation Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

 2. Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

 3. Other matters related to the Outside Director candidate

(1)	Mr. Fumiya Kokubu is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Marubeni Corporation, to which Mr. Fumiya Kokubu currently belongs, the Company and their respective consolidated subsidiaries have business relationships. However, the amount of transactions between them in the fiscal year ended March 31, 2025 is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

9	Yoichiro Ogawa	Date of birth February 19, 1956	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Audit Committee (Chairperson) Member of the Compensation Committee
● Number of shares of the Company held 4,000 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%) Audit Committee 13/13 (100%) Compensation Committee 7/7 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Oct. 1980	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC)	Jun. 2018	Senior Advisor of Deloitte Tohmatsu Group (resigned in October 2018)

Mar. 1984	Registered as Japanese Certified Public Accountant	Nov. 2018	Founder of Yoichiro Ogawa CPA Office (present)

Oct. 2013	Deputy CEO of Deloitte Touche Tohmatsu LLC	Jun. 2020	Independent Audit and Supervisory Board Member of Recruit Holdings Co., Ltd. (present)

Oct. 2013	Deputy CEO of Tohmatsu Group (currently Deloitte Tohmatsu Group)	Jun. 2021	Outside Director of the Company (present)

Jun. 2015	Global Managing Director for Asia Pacific of Deloitte Touche Tohmatsu Limited (United Kingdom) (resigned in May 2018)	Jun. 2021	Member of the Audit Committee (Chairperson) (present)

Jul. 2015	CEO of Deloitte Tohmatsu Group	Jun. 2021	Member of the Compensation Committee (present)

(Significant concurrent positions) Certified Public Accountant, Founder of Yoichiro Ogawa CPA Office, Independent Audit and Supervisory Board Member of Recruit Holdings Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018.

He has properly fulfilled his duties as Outside Director, the Chairperson of the Audit Committee and a Member of the Compensation Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Yoichiro Ogawa is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Yoichiro Ogawa formerly belonged to Deloitte Tohmatsu Group, which has business relationships with the Company and its consolidated subsidiaries. However, he has no relationship with the Group since October 2018. Mr. Yoichiro Ogawa therefore fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The amount of transactions between them in the fiscal year ended March 31, 2025 is less than 1% of the consolidated sales revenue of the Company and the other party. The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

10	Kazuhiro Higashi	Date of birth April 25, 1957	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)
● Number of shares of the Company held 4,000 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%) Nominating Committee 8/8 (100%) Compensation Committee 7/7 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Resona Group	Apr. 2020	Chairman and Director of Resona Holdings, Inc. (resigned in June 2022)

Apr. 2013	Director of Resona Holdings, Inc.	Apr. 2020	Chairman and Director of Resona Bank, Limited (resigned in June 2022)

Apr. 2013	President and Representative, Executive Officer of Resona Holdings, Inc.	Jun. 2020	Outside Director of Sompo Holdings, Inc. (present)

Apr. 2013	Representative Director, President and Executive Officer of Resona Bank, Limited	Jun. 2021	Outside Director of the Company (present)

Jun. 2013	Chairman of Osaka Bankers Association (resigned in June 2014)	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2017	Chairman of the Board, President and Representative Director of Resona Bank, Limited	Jun. 2021	Member of the Compensation Committee (Chairperson) (present)

Jun. 2017	Chairman of Osaka Bankers Association (resigned in June 2018)	Jun. 2022	Senior Advisor of Resona Holdings, Inc. (present)

Apr. 2018	Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited	Jun. 2022	Senior Advisor of Resona Bank, Limited (present)

(Significant concurrent positions) Outside Director of Sompo Holdings, Inc.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013 to June 2022, and has abundant experience and deep insight regarding corporate management. He has properly fulfilled his duties as Outside Director, the Chairperson of the Compensation Committee and a Member of the Nominating Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Kazuhiro Higashi is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

The Company Group’s aggregate amount of borrowings in the fiscal year ended March 31, 2025 from banks affiliated with Resona Holdings, Inc. where Mr. Kazuhiro Higashi held the position of Chairman and Director until June 2022, is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

(3)

Sompo Japan Insurance Inc., a subsidiary of Sompo Holdings, Inc., where Mr. Kazuhiro Higashi has held the position of Outside Director since June 2020, has been involved in conduct considered to be in conflict with the Antimonopoly Act and improper conduct in light of the same act, inappropriate response by the said company in relation to fraudulent automobile insurance claims by used car dealers, leakage of customer information, etc. during his term of office. Further, in January 2024, Sompo Holdings, Inc. received a business improvement order from the Financial Services Agency on the management of Sompo Japan Insurance Inc. in relation to fraudulent automobile insurance claims by used car dealers pursuant to the Insurance Business Act.

While the details of these incidents are as per the content of an administrative penalty imposed by the Financial Services Agency and as reported by the independent investigation committee consisting of third parties established by Sompo Japan Insurance Inc., Mr. Kazuhiro Higashi performed his duties appropriately by making recommendations regularly on exemplary initiatives for the Group’s compliance as necessary, and after the incidents were identified, he made recommendations for legal compliance, customer protection, and importance of strengthening internal controls.

11	Ryoko Nagata	Date of birth July 14, 1963	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Audit Committee
● Number of shares of the Company held 4,000 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 11/11 (100%) Audit Committee 13/13 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Japan Tobacco Inc.	Jun. 2021	Member of the Audit Committee (present)

Jun. 2008	Executive Officer of Japan Tobacco Inc.	Mar. 2023	External Corporate Auditor of Medley, Inc. (present)

Mar. 2018	Standing Audit & Supervisory Board Member of Japan Tobacco Inc. (resigned in March 2023)	Jun. 2023	Outside Director of UACJ Corporation (present)

Jun. 2021	Outside Director of the Company (present)

(Significant concurrent positions)
External Corporate Auditor of Medley, Inc., Outside Director of UACJ Corporation

1. Reasons for nomination as a candidate for position of Outside Director

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from June 2008 to March 2023, and has abundant experience and deep insight regarding new business strategies and audit.

She has properly fulfilled her duties as Outside Director and a Member of the Audit Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.

She has been nominated as a candidate for Outside Director again, given that she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2. Roles expected to fulfill after appointment

After her appointment, she is expected to continue to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee.

3. Other matters related to the Outside Director candidate

(1)   Ms. Ryoko Nagata is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Ryoko Nagata fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is re-elected and assumes the position of Director, the Company plans to continue her appointment as an Independent Outside Director.

12	Mika Agatsuma	Date of birth June 8, 1964	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee
● Number of shares of the Company held 600 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 9/9 (100%) Nominating Committee 7/7 (100%)
● Term of office as Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined IBM Japan, Ltd.	Jun. 2023	In Charge of Hybrid Cloud Platform for IBM Consulting of IBM Japan, Ltd.

Aug. 2017	Vice President of IBM Japan, Ltd.	Jun. 2024	Outside Director of the Company (present)

Aug. 2017	In Charge of Cloud Application Innovation for Global Business Services of IBM Japan, Ltd.	Jun. 2024	Member of the Nominating Committee (present)

Oct. 2022	Managing Partner of IBM Japan, Ltd. (resigned in March 2024)	Jun. 2024	Outside Director of SQUARE ENIX HOLDINGS CO., LTD. (present)

Oct. 2022	In Charge of Hybrid Cloud Services for IBM Consulting of IBM Japan, Ltd.	Oct. 2024	Executive Corporate Officer of ID Holdings Corporation (present)

(Significant concurrent positions)
Outside Director of SQUARE ENIX HOLDINGS CO., LTD., Executive Corporate Officer of ID Holdings Corporation

1. Reasons for nomination as a candidate for position of Outside Director

Ms. Mika Agatsuma held a position of Managing Partner of IBM Japan, Ltd. from October 2022 until March 2024 and has abundant experience and deep insight regarding the area of IT.

She has properly fulfilled her duties as Outside Director and a Member of the Nominating Committee since June 2024 by overseeing the entire business management of the Company from an independent standpoint.

She has been nominated as a candidate for Outside Director again, given that she is an exceptional person with both superior character and insight, in order for her to oversee the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

2. Roles expected to fulfill after appointment

After her appointment, she is expected to continue to contribute to strengthening the supervisory function of the Company’s management. She is also expected to serve as a Member of the Nominating Committee to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Director.

3. Other matters related to the Outside Director candidate

(1)   Ms. Mika Agatsuma is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Mika Agatsuma, until March 2024, held a position of Managing Partner of IBM Japan, Ltd., a Japanese subsidiary of IBM Corporation, which has business relationships with the Company and its consolidated subsidiaries. However, the amount of transactions between them in the fiscal year ended March 31, 2025 is less than 1% of the consolidated sales revenue of the Company and the other party, and Ms. Mika Agatsuma fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is re-elected and assumes the position of Director, the Company plans to continue her appointment as an Independent Outside Director.

Notes:	1.	Summary of Content of Limited Liability Contract

Based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Articles of Incorporation of the Company, the Company has entered into contracts with all Outside Directors, which limit their liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

If the candidates who are incumbent Directors are re-elected and assume the positions of Director, the Company plans to continue such limited liability contract with each of them.

	2.	Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts with all Directors and Executive Officers, in accordance with Article 430-2, Paragraph 1 of the Companies Act, and the Company indemnifies them for expenses set forth in Item 1 of the same Paragraph to the extent stipulated by laws.

If the twelve (12) candidates are re-elected or elected and assume the positions of Director, the Company plans to continue or enter into such indemnity contract with each of them.

	3.	Summary of Content of Directors and Officers Liability Insurance Contract

Based on Article 430-3, Paragraph 1 of the Companies Act, the Company has entered into a directors and officers liability insurance contract that includes all Directors and Executive Officers as the insured with an insurance company. The insurance contract covers legal damages and litigation expenses to be borne by the insured.

If the twelve (12) candidates are re-elected or elected and assume the positions of Director, each Director will be an insured in the insurance contract. The Company intends to renew the contract under the same conditions during the term of office.

∎ Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1.	He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company

2.	No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

[End]

Established on May 15, 2015

Partly amended on June 15, 2017

Partly amended on February 9, 2021

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.

Corporate Governance Initiatives (reference)

∎	Basic Approach to Corporate Governance

The Company strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to further strengthen the trust of our shareholders/investors and other stakeholders; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the medium- to long-term; and become “a company society wants to exist.”

In order to clearly segregate the supervisory function and execution function of management and to strengthen the supervisory function and to enable prompt and flexible decisions, the Company has “Nominating Committee,” “Audit Committee,” and “Compensation Committee,” each of which is composed of more than one half of Outside Directors, and has adopted a company with three committees structure which allows broad delegation of the business execution authority from Board of Directors to the Executive Officers.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and other stakeholders. Going forward, we will continue to strive to ensure the transparency of our management.

For the Company’s basic approach to corporate governance, please refer to “Honda Corporate Governance Basic Policies” (the URL below).

“Honda Corporate Governance Basic Policies”

https://global.honda/en/investors/policy/governance.html

∎	Corporate Governance System (as of March 31, 2025)

∎	Activities of the Board and Committees (FYE Mar. 31, 2025)

∎	Creating Environment for Maximizing Outside Directors’ Effectiveness

Orientation for nominees

 The Company provides Outside Director nominees with training on industrial trends, the company’s history, businesses, finances, organizations, internal control system, etc.

Preliminary briefings and information sharing

 The Company holds a preliminary briefing before each Board meeting in order to provide Outside Directors with sufficient insights into the details and background of the agenda items to be escalated to the Board, their positions in medium-to-long-term management plan, and other basic prerequisites to ensure substantial discussions at Board meetings. In addition, we set up opportunities to share important information about the status of our company-wide risk management and medium- to long-term strategies for each business and hold discussions among Directors.

Discussion on management-related interests

 The Company held discussions on Directors’ interests to achieve alignment among the Outside Directors with respect to the Company Group’s long-term challenges and future direction and to help them better understand our management-related initiatives. We also aimed at incorporating their insights into discussions of our future management policies.

Dialogue with Executive Officers/among Outside Directors

 The Company provides opportunities for dialogue between Outside Directors and Executive Officers/Internal Directors as well as among Outside Directors as needed in order to enhance communication among Directors.

Site visits

 The Company held visits to our production, sales, development and other business locations to help Directors better understand our businesses.

Visit to Mobile Power Pack charging station in India

∎	Evaluation of the Effectiveness of the Board

 Each fiscal year, the Company conducts an evaluation of the overall effectiveness of the Board of Directors in order to confirm the current status of the Board’s functions, with the aim of further “improving its effectiveness” and “promoting understanding among shareholders and stakeholders.”

Evaluation Process

Evaluation Results

Summary of evaluation results

 The evaluation confirmed that the effectiveness of the Board of Directors has been adequately ensured. This has been achieved primarily through appropriate setting of items to be deliberated and meeting frequency, enhancement of opportunities to share information and exchange opinions for Outside Directors, including business site visits, and appropriate operation of the three committees.

 We will further enhance the effectiveness as a monitoring-type Board of Directors by further invigorating discussions within the Board of Directors, as well as by further strengthening collaboration between the Board of Directors and each of the three committees.

Business Report for the 101st Fiscal Year

For the Period From: April 1, 2024 To: March 31, 2025

1.	OUTLINE OF BUSINESS

(1)	Review of Operations

 The economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2025 picked up as inflation started to level off, although the future outlook remained uncertain due to international situations in Ukraine and the Middle East, trade policies of various countries and others. In the United States, the economy expanded due to increased consumer spending despite concerns for interest rates continuing to be high. In Europe, the economy showed signs of pick up while at a standstill in some parts. In Asia, the economy expanded in India despite at a slower pace of growth, and moderately recovered in Indonesia. The economy turned to a weaker tone in the second half in Thailand, while the pick-up was at a standstill in China. In Japan, the economy recovered moderately due to improved employment and income environment, although there were signs of a standstill in some parts.

 In the Honda Group’s principal markets, compared to the previous fiscal year, the motorcycle market expanded in Brazil, India, Vietnam, and Indonesia, while it shrank in Thailand. Compared to the previous fiscal year, the automobile market expanded in Brazil, China, the United States, and India, while it was generally flat in Europe and Japan, shrank in Indonesia, and significantly shrank in Thailand.

 In these circumstances, the Honda Group aims to become the power that advances people and society by delivering essential value we offer of “transcend and augment” around the world, as well as realizing society with “zero environmental impact” and “zero traffic collisions” through mobility full of dreams and various services that are generated by creativity of each and every one of us at Honda. Accordingly, in addition to “environment” and “safety” which have long been highlighted as important themes in our management, we have chosen “people” and “technology,” which drive the Honda Group’s growth, as well as “brand” that encompasses all corporate activities — our five non-financial indicators as key themes. We have been striving to generate both social and economic value by aligning these aspects with our financial strategy. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products and transform mobility, utilizing open innovation with external partners. With regard to production, we strengthened our production structure and implemented production allocation to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products globally.

 Honda’s consolidated sales revenue for the fiscal year ended March 31, 2025 increased by 6.2% from the fiscal year ended March 31, 2024 to JPY 21,688.7 billion, mainly due to increased sales revenue in the Motorcycle business and positive foreign currency translation effects.

 Operating profit decreased by 12.2% from the previous fiscal year, to JPY 1,213.4 billion, mainly due to decreased profit attributable to sales impacts and increased research and development expenses as well as the impact of changes in estimates related to product warranty expenses for automobiles, which were partially offset by increased profit attributable to price and cost impacts. The decrease in profit due to the impact of changes in estimates related to product warranty expenses for automobiles amounted to JPY 127.6 billion. Profit before income taxes decreased by 19.8% from the previous fiscal year, to JPY 1,317.6 billion, mainly due to decreased equity in earnings of affiliates using the equity accounting method in the Asian region. Profit for the year attributable to owners of the parent decreased by 24.5% from the previous fiscal year, to JPY 835.8 billion.

Motorcycle Business

 Consolidated unit sales totaled 13,685 thousand, an increase of 12.0% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2024	Year ended Mar. 31, 2025			Year ended Mar. 31, 2024	Year ended Mar. 31, 2025
			Change	%			Change	%
Motorcycle Business	18,819	20,572	1,753	9.3	12,219	13,685	1,466	12.0
Japan	241	224	-17	-7.1	241	224	-17	-7.1
North America	498	548	50	10.0	498	548	50	10.0
Europe	440	475	35	8.0	440	475	35	8.0
Asia	16,016	17,478	1,462	9.1	9,416	10,591	1,175	12.5
Other Regions	1,624	1,847	223	13.7	1,624	1,847	223	13.7

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue from external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

 With respect to Honda’s sales for the fiscal year by business segment, in Motorcycle business operations, sales revenue from external customers increased by 12.6% from the previous fiscal year, to JPY 3,626.6 billion, mainly due to increased consolidated unit sales. Operating profit totaled JPY 663.4 billion, an increase of 19.3% from the previous fiscal year, primarily due to an increase in profit attributable to price and cost impacts, which was partially offset by negative foreign currency exchange effects and others.

Automobile Business

 Consolidated unit sales totaled 2,840 thousand, a decrease of 0.6% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2024	Year ended Mar. 31, 2025			Year ended Mar. 31, 2024	Year ended Mar. 31, 2025
			Change	%			Change	%
Automobile Business	4,109	3,716	-393	-9.6	2,856	2,840	-16	-0.6
Japan	595	630	35	5.9	525	539	14	2.7
North America	1,628	1,654	26	1.6	1,628	1,654	26	1.6
Europe	103	93	-10	-9.7	103	93	-10	-9.7
Asia	1,651	1,182	-469	-28.4	468	397	-71	-15.2
Other Regions	132	157	25	18.9	132	157	25	18.9

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue from external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans, etc., by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue from the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In Automobile business operations, sales revenue from external customers increased by 4.4% from the previous fiscal year, to JPY 14,169.2 billion, mainly due to positive foreign currency translation effects. Operating profit totaled JPY 243.8 billion, decreased by 56.5% from the previous fiscal year, primarily due to a decrease in profit attributable to sales impacts and an increase in research and development expenses as well as the impact of changes in estimates related to product warranty expenses for automobiles, which were partially offset by an increase in profit attributable to price and cost impacts.

Financial Services Business

Sales revenue from external customers in the Financial Services business operations increased by 8.0% from the previous fiscal year, to JPY 3,507.7 billion, mainly due to an increase in loan revenue and positive foreign currency translation effects. Operating profit increased by 15.2% to JPY 315.6 billion from the previous fiscal year, mainly due to increased profit resulting from increased revenue.

Power Products and Other Businesses

 Consolidated unit sales in the Power Products business totaled 3,700 thousand, a decrease of 2.9% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2024	Year ended Mar. 31, 2025
			Change	%
Power Products Business	3,812	3,700	-112	-2.9
Japan	302	278	-24	-7.9
North America	1,083	1,020	-63	-5.8
Europe	794	651	-143	-18.0
Asia	1,294	1,413	119	9.2
Other Regions	339	338	-1	-0.3

Note:

Honda Group Unit Sales is the total unit sales of power products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue from external customers, which consists of unit sales of power products of Honda and its consolidated subsidiaries. In the Power Products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2024 and 2025, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in the Power Products and Other businesses decreased by 1.8% from the previous fiscal year, to JPY 385.1 billion, mainly due to decreased consolidated unit sales.

Operating loss totaled JPY 9.4 billion, a deterioration of JPY 0.5 billion from the previous fiscal year, primarily due to a decrease in profit attributable to sales impacts and negative foreign currency exchange effects, which were partially offset by an increase in profit attributable to price and cost impacts. Operating loss of aircraft and aircraft engines included in the Power Products and Other businesses segment was JPY 38.8 billion, with a deterioration by JPY 5.9 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FYE Mar. 31, 2024 From April 1, 2023 to March 31, 2024 (Reference)	FYE Mar. 31, 2025 From April 1, 2024 to March 31, 2025	Change from the previous fiscal year (Reference)
				(%)
Grand Total	20,428,802	21,688,767	1,259,965	6.2
Japan	2,242,213	2,477,674	235,461	10.5
North America	11,713,668	12,798,361	1,084,693	9.3
Europe	961,185	938,453	-22,732	-2.4
Asia	4,313,810	4,108,992	-204,818	-4.7
Other Regions	1,197,926	1,365,287	167,361	14.0
Motorcycle Business	3,220,168	3,626,603	406,435	12.6
Japan	113,746	106,632	-7,114	-6.3
North America	335,558	347,504	11,946	3.6
Europe	351,851	379,432	27,581	7.8
Asia	1,793,327	2,078,498	285,171	15.9
Other Regions	625,686	714,537	88,851	14.2
Automobile Business	13,567,565	14,169,240	601,675	4.4
Japan	1,600,619	1,807,346	206,727	12.9
North America	8,510,242	9,384,627	874,385	10.3
Europe	506,755	459,756	-46,999	-9.3
Asia	2,449,802	1,954,479	-495,323	-20.2
Other Regions	500,147	563,032	62,885	12.6
Financial Services Business	3,248,808	3,507,766	258,958	8.0
Japan	440,775	474,753	33,978	7.7
North America	2,729,108	2,938,239	209,131	7.7
Europe	18,120	21,406	3,286	18.1
Asia	14,713	13,901	-812	-5.5
Other Regions	46,092	59,467	13,375	29.0
Power Products and Other Businesses	392,261	385,158	-7,103	-1.8
Japan	87,073	88,943	1,870	2.1
North America	138,760	127,991	-10,769	-7.8
Europe	84,459	77,859	-6,600	-7.8
Asia	55,968	62,114	6,146	11.0
Other Regions	26,001	28,251	2,250	8.7

Note:	For principal products and services, and functions of each business, please refer to “(7) Principal Business Activities.”

(2)	Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2025, totaled JPY 537,427 million. The breakdown of capital expenditures by business segments was as follows:

	Yen (millions), %
Business Segment	FYE Mar. 31, 2024 (Reference)	FYE Mar. 31, 2025	Change in amount (Reference)	Change (%) (Reference)
Motorcycle Business	57,244	75,156	17,912	31.3
Automobile Business	315,524	445,707	130,183	41.3
Financial Services Business	561	149	-412	-73.4
Power Products and Other Businesses	14,657	16,415	1,758	12.0

Total	387,986	537,427	149,441	38.5

Equipment on operating leases	2,448,469	3,134,025	685,556	28.0

Note: Intangible assets are not included in the table above.

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

(3)	Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations, bank loans, and corporate bonds. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2025 was JPY 645.9 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper, and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year ended March 31, 2025 was JPY 11,085.5 billion.

(4)	Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two fundamental beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” is based on “Respect for the Individual,” and is the philosophy of creating joy for everyone involved in Honda’s activities, with the joy of our customers as the driving force.

Based on these fundamental beliefs, the Honda Group strives to improve its corporate value by sharing joy with all people, and with its shareholders in particular, by practicing its mission statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

As a comprehensive mobility company, the Honda Group aims to become the power that advances people and society by delivering around the world essential value we offer of “enabling people to transcend various constraints such as time and place” and “enabling people to augment their abilities and possibilities,” as clearly stated in the Honda Global Brand Slogan, “The Power of Dreams,” redefined in 2023, as well as realizing society with “zero environmental impact” and “zero traffic collisions” through mobility full of dreams and various services that are generated by creativity of each and every one of us at Honda. The Honda Group will continue to take on bold challenges with innovative technologies and ideas, powered by the dreams, to realize our vision.

2)	Business Environment and Direction of Our Responses

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. Additionally, with the worsening international situations in Ukraine and the Middle East, and ongoing uncertain situations in trade policies of various countries, geopolitical risks have also become apparent. In these circumstances, in order to achieve future growth, the Honda Group needs to build positive relationships with all stakeholders involved in our corporate activities to solve long-term social issues, as well as constantly working to improve the quality of value we offer.

In Automobile business, we consider EV (electric vehicle) to be the most effective solution to achieve carbon neutrality from a long-term perspective. Meanwhile, the environment surrounding electronification of automobiles is facing significant changes. Progress in the adoption of electrification varies widely from one region to another, and there are fluctuations in the speed of adoption in the current early days. The Honda Group will maintain a flexible and adaptive strategy to ensure effective resource allocation while closely monitoring developments in the EV market.

Motorcycle business is anticipated to sustain its market expansion, particularly in emerging countries characterized by higher young population ratios. On the other hand, in India which is the largest motorcycle market in the world, the demand for electric vehicles is also expanding rapidly partly due to government policy measures. We believe the expansion trend of EV will continue over the long term in other countries as well, while each country faces different challenges on the infrastructure side, including stable power supply and the development of charging networks, and there are differences in governments’ sales promotion measures and their capability to execute industry development measures. In light of these circumstances, the Honda Group will harness its strengths to roll out measures against rapidly growing emerging electric vehicle manufacturers, as well as ensuring effective resource allocation, while closely monitoring the pace of expansion of internal combustion engine (ICE) vehicles and EV by market.

In Power Products and Other businesses, the shift towards carbon neutrality is accelerating in construction machinery, industrial machinery and other industry sectors, led by both public and private sectors, and the demand for environmentally-conscious products is growing. The Honda Group plays the role of accelerating the shift towards carbon-neutral society by expanding the lineup of electric-powered products for corporate clients including finished products manufacturers in those industry sectors.

Please visit our website for more information on the business environment and the direction of our responses. https://global.honda/en/investors/

3)	Challenges to be Addressed Preferentially

The Honda Group has exhaustively identified social issues from sustainability point of view and has selected challenges to be addressed preferentially in accordance with the direction the Group is aiming for. Specifically, the Group has selected five non-financial areas as key themes: “environment” and “safety,” which are the key management themes the Group has long committed to; “human” and “technology,” which are our engines for growth; and “brand,” which could be regarded as the sum of all corporate activities. By linking these themes with our financial strategies, the Honda Group will create social values and economic values.

<Five Key Themes>

1. Realization of a zero environmental impact of society

The Honda Group has set achieving a “Zero Environmental Impact Society” as one of the company-wide key themes for efforts to exhaustively reduce inter-linking environmental impact for sustainable corporate activities. The activities aimed at achieving a “Zero Environmental Impact Society“ are centered around “Triple Action to ZERO,” a concept that consolidates three key initiatives: “Carbon Neutrality,” “Clean Energy,” and “Resource Circulation.”

2. To realize a zero traffic collision society

The Honda Group aims to achieve zero traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2050 (Note 1). As a milestone, Honda aims to halve the number of global traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2030 (Note 2). All motorcycles and automobiles registered, not limited to new vehicles, are included in the scope.

Notes:

1. Traffic collision involving Honda motorcycles and automobiles (rider, driver and passengers), as well as pedestrians and bicycles as other involved parties (excluding intentional violation of traffic rules with malicious intent and cases of willful incapacitated status due to use of alcohol, drugs, or other substances)

2. To halve the number of traffic collision fatalities per 10,000 vehicles involving Honda Group motorcycles and automobiles worldwide by 2030 compared to 2020

3. The evolution of human capital management

The Honda Group’s human capital management involves forming a talent portfolio by backcasting from the desired future state, with the goal of becoming a “comprehensive mobility company that advances people and society driven by the dreams of each individual,“ as outlined in the company-wide policies. In order to realize this, we have set two human capital materiality issues (Note) to be achieved from the perspectives of a medium to long term and a short to medium term. Further, two themes for each human capital materiality issue, a total of four main themes, are set.

Perspective	Human capital materiality	Main themes
Medium to long term	Activating associates’ intrinsic motivations and fostering the collaboration of diverse individuals	(1) Evolution of people management skills and organizational revitalization that arouses intrinsic motivation
(2) Cultivate an organizational culture where diverse individuals can fuse and thrive

Short to medium term	Ensuring both quantity and quality sufficiency of human resources in focus areas	(3) Global management of human capital contributing to business strategy
(4) Investment in human resource development to continuously create new value in emerging fields

Note:

We select “Priority Issues” by comprehensively analyzing social issues from the perspective of sustainability, aligning them with Honda’s strategic direction, and defining the particularly focused issues for each priority issue as “materialities.”

4. Creation of innovative technologies

In pursuit of achieving the providing value of “Transcend” and “Augment” the Honda Group is committed to strengthening innovation management, grounded in the belief that “creating core technologies is the source of a sustainable business foundation and competitive edge for the future.” The Honda Group is committed to achieving a society with zero environmental impact and zero traffic collision fatalities in the future, as well as expanding the concept of mobility fields. Having defined key focus areas, resources are strategically allocated, and experts in each field lead technology development to realize these goals. Furthermore, the Honda Group collaborates with various research institutions worldwide to explore and integrate global knowledge. The development of new technologies requires repeated trials and extensive resources before they can be commercialized. Guided by the belief that the “pursuit of new technologies” is the driving force behind the Group’s future, by making bold resource investments, we aim to sustain strong competitiveness and pursue sustainable business development.

5. Brand value enhancement

The Honda brand has been shaped by a continuous accumulation of corporate activities alongside our customers, from its founding to the present day. Enhancing the Honda brand, which has been woven over 75 years, and increasing its value for the future is recognized as one of the most important challenges the Honda Group. In brand management, we believe it is crucial to create synergies between “consistency in brand communication as a company” and “the diversity and uniqueness of products and services.” As part of this, we have focused on developing and expanding “brand assets” that serve as guidelines for various communications and branding practices to ensure valuable consistency on a global scale. We will further expand these brand assets and evolve the content, aiming to increase global utilization. This will support the creativity driven by the “dreams” of all associates and strive to establish an attractive brand that resonates with our stakeholders.

Please visit our website for more information on five key themes.

https://global.honda/en/investors/

<Financial Strategy>

6. Economic value enhancement

To enhance corporate value, we recognize the need to utilize both financial and non-financial capital to achieve sustainable cash flow growth and improve capital efficiency. To realize it, we will work on “strategic resource allocation aligned with business transformation phases,” “strengthening management with an awareness of capital costs and responding to environmental changes ” and “improving management quality and transparency through proactive dialogue.”

Please visit our website for more information on our financial strategy.

https://global.honda/en/investors/

Through these company-wide activities, the Honda Group aims to be a company that society, which includes our shareholders, our investors and our customers, hopes to exist.

(5) Changes in Financial Position and Results of Operations of the Honda Group and the Parent Company

(a) Changes in Results of Operations and Financial Position of the Honda Group

	Yen (millions)
Category	IFRS
	FYE Mar. 31, 2022 98th fiscal year (From April 1, 2021 to March 31, 2022)	FYE Mar. 31, 2023 99th fiscal year (From April 1, 2022 to March 31, 2023)	FYE Mar. 31, 2024 100th fiscal year (From April 1, 2023 to March 31, 2024)	FYE Mar. 31, 2025 101st fiscal year (From April 1, 2024 to March 31, 2025)
Sales revenue	14,552,696	16,907,725	20,428,802	21,688,767
Operating profit	871,232	780,769	1,381,977	1,213,486
Profit before income taxes	1,070,190	879,565	1,642,384	1,317,640
Profit for the year attributable to owners of the parent	707,067	651,416	1,107,174	835,837
Basic earnings per share attributable to owners of the parent (Yen)	137.03	128.01	225.88	178.93
Total assets	23,973,153	24,670,067	29,774,150	30,775,867
Equity attributable to owners of the parent	10,472,824	11,184,250	12,696,995	12,326,529
Equity per share attributable to owners of the parent (Yen)	2,040.77	2,239.98	2,629.37	2,835.96

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS.

	2.	The results of operations and financial position of the Honda Group are indicated based on IFRS terminology.

	3.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no significant potentially dilutive common shares outstanding.

	4.	Equity per share attributable to owners of the parent is calculated based on the number of shares outstanding at the end of each fiscal year.

	5.	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share attributable to owners of the parent and equity per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2022.

	6.	Figures for the 99th fiscal year reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared in accordance with the Companies Act.

(b) Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FYE Mar. 31, 2022 98th fiscal year (From April 1, 2021 to March 31, 2022)	FYE Mar. 31, 2023 99th fiscal year (From April 1, 2022 to March 31, 2023)	FYE Mar. 31, 2024 100th fiscal year (From April 1, 2023 to March 31, 2024)	FYE Mar. 31, 2025 101st fiscal year (From April 1, 2024 to March 31, 2025)
Net sales	3,454,263	3,586,448	4,544,669	4,596,209
Operating income	(11,215)	(5,355)	161,615	(12,992)
Ordinary income	613,644	647,422	859,011	1,025,746
Net income	488,046	630,759	692,695	930,050
Net income per share (Yen)	94.58	123.95	141.32	199.10
Total assets	3,920,756	4,316,643	5,026,367	4,501,503
Net assets	2,713,431	2,991,262	3,241,490	3,033,806
Net assets per share (Yen)	528.75	599.09	671.27	697.99

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The decrease in operating income in the 101st fiscal year compared to the 100th fiscal year is mainly due to increased research and development expenses. The increase in net income in the 101st fiscal year compared to the 100th fiscal year is mainly due to an increase in dividend income.

	4.	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Net income per share and net assets per share are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2022.

	5.	For the 100th fiscal year, the Company reviewed its presentation method and reclassified certain extraordinary income and extraordinary losses to non-operating income and non-operating expenses, respectively. Accordingly, the figures for the 99th fiscal year have been restated to reflect this change in presentation.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Research and Development

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Research and Development / Manufacturing / Sales

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Development and Manufacturing of America, LLC	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Research and Development / Manufacturing

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

Honda Motor (China) Investment Co., Ltd.	(China)	USD 138 million	100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	*100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 10,727 million	*100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	*89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Co., Ltd.	(Thailand)	THB 550 million	*72.5%	Motorcycle Business Power Products and Other Businesses	Manufacturing / Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	*70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 2,135 million	*100.0%	Motorcycle Business Power Products and Other Businesses	Manufacturing / Sales

Banco Honda S.A.	(Brazil)	BRL 784 million	*100.0%	Financial Services Business	Finance

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	For the fiscal year ended March 31, 2025, the number of consolidated subsidiaries was 284, including 23 companies mentioned above, and the number of affiliates accounted for under the equity method was 73.

(7) Principal Business Activities

The Honda Group engages in the Motorcycle business, Automobile business, Financial Services business, and Power Products and Other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan

Note: Powertrain Unit Factory was closed during the year under review.

(b) Subsidiaries

     For principal subsidiaries and their locations, please refer to “Principal Subsidiaries.”

(9) Employees of the Honda Group and the Parent Company

(a) Honda Group Employees

Business Segment	Number of Employees
	FYE Mar. 31, 2025		Change (Reference)
Motorcycle Business	49,548	(12,263)	1,568	(2,062)
Automobile Business	133,665	(12,457)	-2,164	(1,560)
Financial Services Business	2,519	(56)	110	(1)
Power Products and Other Businesses	8,441	(1,659)	-334	(143)

Total	194,173	(26,435)	-820	(3,766)

(b) Employees of the Parent Company

	FYE Mar. 31, 2025		Change (Reference)
Number of employees	32,088	(3,511)	-355	(962)
Average age	44.5		-0.2
Average number of years employed by the Company	21.3		-0.6

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	5,280,000,000 shares

(2) Number of Shareholders	596,634

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	773,501	17.8
Custody Bank of Japan, Ltd. (Trust Account)	282,587	6.5
Moxley & Co. LLC	247,552	5.7
STATE STREET BANK AND TRUST COMPANY 505001	143,430	3.3
Meiji Yasuda Life Insurance Company	138,237	3.2
STATE STREET BANK WEST CLIENT – TREATY 505234	91,703	2.1
JPMorgan Chase Bank 385781	69,455	1.6
JPMorgan Securities Japan Co., Ltd.	64,730	1.5
Nippon Life Insurance Company	58,565	1.3
AXA Life Insurance Co., Ltd.	57,000	1.3

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.

	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (928,219 thousand shares).

	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

(4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2025

Category	Number of Shares (Shares)	Number of eligible Directors (Number of persons)
Directors (excluding Outside Directors)	—	—
Outside Directors	—	—
Executive Officers	98,000	5

Notes:	1.	The above Directors do not include two Directors who concurrently serve as Executive Officers.

	2.	The above number of shares does not include the number of shares converted into cash (98,655 shares for five Executive Officers).

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Executive Officers (As of March 31, 2025)

(i) Directors

Position	Name	Gender	Area of Responsibility or Principal Occupations
Director	Toshihiro Mibe	Male	Chairman of the Board of Directors Member of the Nominating Committee

Director	Shinji Aoyama	Male

Director	Noriya Kaihara	Male

Director	Eiji Fujimura	Male	Member of the Compensation Committee

Director	Asako Suzuki	Female	Member of the Audit Committee (Full-time)

Director	Jiro Morisawa	Male	Member of the Audit Committee (Full-time)

Director	Kunihiko Sakai	Male	Member of the Nominating Committee Member of the Audit Committee Lawyer Advisor Attorney to TMI Associates Outside Audit & Supervisory Board Member of Furukawa Electric Co., Ltd.

Director	Fumiya Kokubu	Male

Member of the Nominating Committee (Chairperson)

Member of the Compensation Committee

Chairman of the Board of Marubeni Corporation

Outside Director of Taisei Corporation

Chairperson of Japan Machinery Center for Trade and Investment

Director	Yoichiro Ogawa	Male

Member of the Audit Committee (Chairperson)

Member of the Compensation Committee

Certified Public Accountant

Founder of Yoichiro Ogawa CPA Office

Independent Audit and Supervisory Board Member of Recruit Holdings Co., Ltd.

Director	Kazuhiro Higashi	Male	Member of the Nominating Committee Member of the Compensation Committee (Chairperson) Outside Director of Sompo Holdings, Inc.

Director	Ryoko Nagata	Female	Member of the Audit Committee External Corporate Auditor of Medley, Inc. Outside Director of UACJ Corporation

Director	Mika Agatsuma	Female	Member of the Nominating Committee Outside Director of SQUARE ENIX HOLDINGS CO., LTD. Executive Corporate Officer of ID Holdings Corporation

Notes:	1.	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, Ms. Ryoko Nagata, and Ms. Mika Agatsuma are Outside Directors in accordance with Article 2, Item 15 of the Companies Act.

	2.	The Company has appointed Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, Ms. Ryoko Nagata, and Ms. Mika Agatsuma as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	3.	Both Ms. Asako Suzuki and Mr. Jiro Morisawa have been appointed as Full-time Member of the Audit Committee by a resolution of the Board of Directors to ensure the effectiveness of audits.

	4.	Mr. Jiro Morisawa, a Director who is a Member of the Audit Committee, has sufficient operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Yoichiro Ogawa, a Director who is a Member of the Audit Committee, has abundant knowledge and experience as a certified public accountant. Mr. Morisawa and Mr. Ogawa have considerable knowledge related to finance and accounting.

	5.	As of April 7, 2025, the following resignation from the office of Director was announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Date of retirement
Director	Shinji Aoyama		April 7, 2025

(ii) Executive Officers

Position	Name	Area of Responsibility or Principal Occupations
President and Representative Executive Officer	Toshihiro Mibe	Chief Executive Officer

Executive Vice President and Representative Executive Officer	Shinji Aoyama	Risk Management Officer

Executive Vice President and Representative Executive Officer	Noriya Kaihara	Compliance and Privacy Officer

Senior Managing Executive Officer	Katsushi Inoue	Chief Officer for Electrification Business Development Operations

Managing Executive Officer	Eiji Fujimura	Chief Financial Officer Chief Officer for Corporate Administration Operations

Managing Executive Officer	Keiji Ohtsu	President and Representative Director of Honda R&D Co., Ltd.

Managing Executive Officer	Masayuki Igarashi	Chief Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor (China) Technology Co., Ltd.

Managing Executive Officer	Kensuke Oe	President and Director of Honda Development and Manufacturing of America, LLC

Managing Executive Officer	Manabu Ozawa	Chief Officer for Corporate Strategy Operations Chief Officer for Traffic Safety Promotion Operations

Managing Executive Officer	Hironao Ito	Chief Development Officer Director of Honda R&D Co., Ltd.

Executive Officer	Ayumu Matsuo	Chief Officer for Supply Chain & Purchasing Operations

Executive Officer	Minoru Kato	Chief Officer for Motorcycle and Power Products Operations Head of Motorcycle Business Unit

Executive Officer	Yutaka Tamagawa	Chief Officer for Quality Innovation Operations

Executive Officer	Kazuhiro Takizawa	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Executive Officer	Katsuto Hayashi	Chief Officer for Automobile Operations Head of Sales Unit, Automobile Operations Chief Officer for Regional Operations (Associated Regions)

Executive Officer	Takashi Onuma	Chief Officer for Automobile Production Operations Head of Production Unit, Automobile Production Operations

Notes:	1.	As of April 7, 2025, the following resignation from the office of Executive Officer was announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Date of retirement
Executive Vice President and Representative Executive Officer	Shinji Aoyama	Risk Management Officer	April 7, 2025

2.	As of April 1, 2025, the following promotion and assumption of office of Executive Officers were announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Current Position as of March 31, 2025
Managing Executive Officer	Ayumu Matsuo	Chief Officer for Supply Chain & Purchasing Operations	Executive Officer
Managing Executive Officer	Kazuhiro Takizawa	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.	Executive Officer
Executive Officer	Daiki Mihara

Executive in Charge of Motorcycle and Power Products Electrification Business, Motorcycle and Power Products Operations

Head of Motorcycle and Power Products Electrification Business Unit, Electrification Business Development Operations

Operating Executive
Executive Officer	Toshihiro Akiwa	Chief Officer of Automobile Development Operations Director of Honda R&D Co., Ltd.	Operating Executive

3.	The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management.

(2) Remuneration, etc. of Directors and Executive Officers

(a) Policy for determining remuneration of Directors

The Company views remuneration for directors, the key to its corporate governance, as an important driving force in realizing our fundamental beliefs, management policies, and aspirations. The Compensation Committee has established the following decision-making policy in order to encourage appropriate risk-taking and accurately reflect management responsibility in an effort to promote speedy reforms to achieve our vision amidst a drastically changing environment.

1.

The Company’s remuneration structure for the directors and executive officers shall be designed with the aim of motivating them to contribute not only to short term, but also to medium- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, a Short Term Incentive (STI) linked to the business results for the relevant business year, and a Long Term Incentive (LTI) linked to medium- to long-term business results.

2.	Monthly remuneration shall be paid as a fixed amount each month based on the remuneration standard resolved by the Compensation Committee.

3.	STI shall be determined and paid by a resolution of the Compensation Committee, taking into consideration the business results of each business year.

4.

Based on standards and procedures resolved by the Compensation Committee, LTI is linked to medium- to long-term performance and paid in the form of the Company’s shares and cash, in order to function as a sound incentive for sustainable growth.

5.

Remuneration paid to Directors who concurrently serve as Executive Officers, and to Executive Officers, shall consist of monthly remuneration, STI and LTI, and the composition rate shall be determined based on the remuneration rate resolved by the Compensation Committee. The composition rate of variable compensation is increased according to the weight of management responsibility attributed to each position.

6.	Remuneration paid to the Outside Directors and other Directors who do not concurrently serve as Executive Officers shall consist only of monthly remuneration.

7.

In order to advance the Company’s sustainable growth and enhance its corporate value over the medium- to long-term by management from the Shareholder’s Perspective through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for LTI shall acquire the Company’s stock by contributing a certain portion of their remuneration to the Officers Shareholding Association.

8.

Directors and Executive Officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as LTI or acquired through the Officers Shareholding Association.

(b) Approach to remuneration level

The remuneration levels for Directors and Executive Officers are set at a level that is highly competitive in order to secure diverse and talented human resources based on objective remuneration data from an outside research organization and information provided by outside consultants, as well as research and analysis of a peer group of approximately 20 to 30 global Japanese companies of similar size. The Company also reviews remuneration from time to time in response to changes in the business environment. In setting the remuneration levels for the fiscal year ending March 31, 2026 and onwards, the peer group has been revised to include global automobile and software companies that the Company competes with on business and human resources fronts to respond to the accelerating changes in the global environment.

(c) Remuneration structure

Remuneration paid to Executive Officers consists of monthly remuneration, STI and LTI, and the ratio of STI and LTI is set according to the weight of management responsibility attributed to each position, with a view to providing an incentive to continuously improve corporate value.

1.	Outline of remuneration system for Executive Officers

Type of remuneration	Linked to performance	Fluctuation	Payment method	Payment timing	Remuneration composition ratio (When STI/LTI are paid at the base amount)
					President and Executive Officer	Executive Vice President and Executive Officer	Senior Managing Executive Officer	Managing Executive Officer	Executive Officer
Monthly remuneration	Fixed	—	Cash	Monthly	25%	35%	40%	50%
STI	Short-term performance- linked remuneration	0 to 180%	Cash	Annually	25%	30%	30%	25%
LTI	Medium- to long-term performance- linked remuneration	40 to 240%	Stock	Shares with a restriction on transfer for the points granted each year for one year until retirement	50%	35%	30%	25%

2.	Monthly remuneration

Monthly remuneration is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.

3.	STI

STI is a performance-linked remuneration that is paid once a year in cash, taking into account the Company’s performance of each fiscal year and the individual performance of each Executive Officer.

The final payment amount is determined by multiplying the standard STI amount by the individual performance coefficient after determining the payment level using the Company’s performance coefficient.

The Company’s performance coefficient fluctuates between 0 and 150% depending on the achievement of KPI, which are operating income margin and profit attributable to owners of the parent of consolidated accounting, both of which are important indicators that measure the contribution to corporate value during each fiscal year.

The individual performance coefficient fluctuates between 80 and 120% depending on the achievement of individual targets set according to each Executive Officer’s role. The President’s performance is evaluated by the Compensation Committee, while that of the Executive Officers, excluding the President, is evaluated by the Compensation Committee following an evaluation by the President.

Company’s performance coefficient (Fluctuation range: 0-150%)

KPIs (Consolidated accounting)	Evaluation method	Weight of each KPI
Operating income margin	Degree of achievement of targets	50%
Profit attributable to owners of the parent		50%

Individual performance coefficient (Fluctuation range: 80-120%)

KPIs	Evaluation method	Weight of each KPI
Individual targets set according to role	Degree of achievement of individual targets	100%

STI payment	=	Standard STI	x	Company’s performance coefficient	x	Individual performance coefficient

4.	LTI

LTI is a non-monetary performance-linked remuneration that provides shares linked to financial and non-financial performance through a trust structure, aiming to raise awareness of the contribution to the sustainable increase in corporate value over the medium to long term, as well as to share profits with shareholders.

Points are granted according to the base amount for each position in April each year, and shares equivalent to the points linked to performance are granted one year after the points are awarded. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both of the Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirement.

Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the medium to long term, with the aim to accelerate commitment to the key themes and further support the creation of both social and economic value. Financial indicators use KPI of consolidated operating profit margin and profit for the year attributable to owners of the parent, which are regarded as important indicators to work on for achieving the ROIC target for the fiscal year ending March 31, 2031; Non-financial indicators use KPI of the Company’s brand value, total CO2 emissions and employee engagement, which are regarded as indicators that directly link to the key themes; and Share price indicator use KPI of total shareholder return which is an indicator that reflects the market’s evaluation of the creation of both social and economic value. They will fluctuate between 40 and 240% depending on the actual results of the fiscal year under evaluation.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated operating profit margin	Evaluated based on degree of achievement of targets for the fiscal year	60%	40 to 240%
	Profit for the year attributable to owners of the parent
Non-financial indicators	Brand value		20%
	Total CO2 emissions
	Employee engagement
Share price indicator	Total Shareholder Return	Evaluated based on relative comparison with the dividend-inclusive TOPIX growth rate for the fiscal year	20%

Note: Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of the Company’s brand value by a third-party research firm
-	Total CO2 emissions: The amount of CO2 emissions from corporate activities and products based on CO2 emissions calculation methods used commonly in Japan (and globally)
-	Employee engagement: Survey of employee activeness by a third-party research firm

<LTI before the fiscal year ended March 31, 2024>

Points are granted according to the base amount for each position in April each year, and shares equivalent to the points linked to performance are granted three years after the points are awarded. Therefore, performance until the fiscal year ending March 31, 2026 is reflected in LTI before the fiscal year ended March 31, 2024. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both of the Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirement.

Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the medium to long term. KPI for financial indicators are consolidated operating profit margin and consolidated profit before income taxes, which vary from 50 to 150% depending on the level of growth over the three fiscal years. KPI for non-financial indicators are brand value, SRI indicators, and employee activeness, which vary from 50 to 150% depending on the degree of achievement of the target values for the year under evaluation.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated operating profit margin	Evaluated based on growth over the three fiscal years	35%	50 to 150%
	Consolidated profit before income taxes		35%
Non-financial indicators	Brand value	Evaluated based on degree of achievement of targets	30%
	SRI index
	Employee activeness

Note: Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of motorcycle, automobile, and power products businesses by a third-party research firm
-	SRI index: Dow Jones Sustainability World Index
-	Employee activeness: Survey of employee activeness in each region by a third-party research firm

In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.

As a result of the evaluation in the fiscal year ended March 31, 2025, STI was increased by 11.1% compared to the base amount. For LTI, the points for the fiscal year ended March 31, 2023 with the evaluation period from the fiscal year ended March 31, 2023 to the fiscal year ended March 31, 2025 were granted at a performance-linked coefficient of 105%, while the points for the fiscal year ended March 31, 2025 with the evaluation period of the fiscal year ended March 31, 2025 were granted at a performance-linked coefficient of 84%.

(d) Clawback

In accordance with the rules of the United Sates Securities and Exchange Commission and the New York Stock Exchange, the Company has a policy to recover erroneously awarded compensation.

Under this policy, if it becomes necessary to make a correction to the financial statements, the Company will use the revised financial statements of the STI (Short Term Incentive) and LTI (Long Term Incentive) paid or delivered to the Company’s Executive Officers. As a prerequisite, all portions exceeding the STI and LTI that have been paid or issued will, in principle, shall be returned reasonably promptly.

In addition, in the event that an Executive Officer of the Company commits certain misconduct, dereliction of duty, a violation of the laws, etc., the Company shall, as determined by the Compensation Committee, pay part or all of the STI and LTI paid or issued to the Executive Officer to be returned reasonably promptly.

The compensation eligible to refund includes STI and LTI awarded or granted during the fiscal year in which the Company is required to prepare the revised financial results occurred and during the preceding three fiscal years. This refund is required to Executive Officers who served during that period, even if they have since resigned from the Company. Furthermore, LTI which is required to refund includes points awarded before the issuance of shares and shares during the transfer restriction period.

(e) Matters related to non-monetary remuneration, etc.

In order to function as a sound incentive for sustainable growth, in accordance with the criteria and procedures approved by the Compensation Committee, the Company delivers and provides the Company’s shares and dividends accruing on the Company’s shares, in conjunction with medium- to long-term business performance.

The status of such delivery and benefits is as described in “COMMON STOCK (Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2025).”

(f) Overview of Compensation Committee and its activities

The Compensation Committee determines the details of remuneration, etc., for each individual Director and Executive Officer and undertakes other duties as required by laws and regulations and the Articles of Incorporation. The Compensation Committee consists of four Directors, including three Outside Directors, and the Chairperson is selected from among the independent Outside Directors.

A total of seven meetings of Compensation Committee were held in fiscal year ended March 31, 2025, and all members attended all meetings.

The main matters discussed during the fiscal year ended March 31, 2025 are as follows.

-	Basic policy, annual activity plan
-	Officers’ performance evaluation
-	The LTI and the stock delivery rules
-	Remuneration levels

(g) Reasons for the Compensation Committee to determine that the details of individual remuneration, etc. for Directors and Executive Officers are in line with the determination policy

The Company examines and deliberates the consistency of remuneration levels, the composition of remuneration, and the setting of targets for performance-linked compensation, etc., with the Company’s basic policy on the determination of remuneration for officers from various perspectives, based on comparisons with the external environment and information provided by external consultants.

Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2025 is in line with the determination policy.

(h) Total amount of remuneration by category

	Yen (millions)
Category	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (number of persons)
		Fixed remuneration	Performance-linked remuneration
			STI	LTI
Directors (excluding Outside Directors)	151	151	—	—	4
Outside Directors	103	103	—	—	6
Executive Officers	1,378	589	408	380	14
Total	1,633	844	408	380	24

Notes:	1.	The above-stated Directors do not include four Directors who concurrently serve as Executive Officers.

2.

The above shows the amounts of remuneration, etc. paid to the Company’s Directors by the Company during the fiscal year ended March 31, 2025, and includes the amounts paid to two Directors, who retired at the close of the 100th Ordinary General Meeting of Shareholders held on June 19, 2024, and one Executive Officer, who retired as of April 1, 2024.

This also includes the amount paid to one Director who had concurrently served as Executive Officer and resigned as of April 7, 2025.

However, the Compensation Committee resolved at its meeting held on April 24, 2025, that, in accordance with the Company’s clawback policy, STI and LTI for the fiscal year ended March 31, 2025 being the period of the execution of duties will not be paid to the said Director who had concurrently served as Executive Officer. Further, LTI for which the performance evaluation period had not ended at the time of resignation, was forfeited in accordance with the stock delivery regulations.

Such remuneration is not included in the amounts above.

3.	The amount of STI to Executive Officers shown was decided by the meeting of the Compensation Committee held on May 8, 2025.

4.	The total amount of LTI is the amount recorded as expenses related to the share delivery points granted during the fiscal year in connection with the directors’ remuneration BIP (Board Incentive Plan) trust. The remuneration falls under non-monetary remuneration.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2025

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2025
Director	Kunihiko Sakai	Attended all 11 meetings of the Board of Directors Attended all 8 meetings of the Nominating Committee Attended all 13 meetings of the Audit Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Nominating Committee and Audit Committee meetings based on his broad perspectives, extensive knowledge and high level of expertise on law cultivated through his work experience as a public prosecutor and lawyer. He also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Fumiya Kokubu	Attended all 11 meetings of the Board of Directors Attended all 8 meetings of the Nominating Committee Attended all 7 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Nominating Committee, and Compensation Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a trading company engaged in global business activities. As the Chairperson of the Nominating Committee, he also contributed to strengthen the transparency and objectivity of the process for determining candidates for Director, and he also inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Yoichiro Ogawa	Attended all 11 meetings of the Board of Directors Attended all 13 meetings of the Audit Committee Attended all 7 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Audit Committee, and Compensation Committee meetings, based on his broad perspectives, extensive knowledge on corporate management and high level of expertise in finance cultivated through his work experience as a certified public accountant and his management experience at an audit firm. As the Chairperson of the Audit Committee, he also contributed to strengthen the audit function, and he also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Kazuhiro Higashi	Attended all 11 meetings of the Board of Directors Attended all 8 meetings of the Nominating Committee Attended all 7 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Compensation Committee, and Nominating Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a financial institution. As the Chairperson of the Compensation Committee, he also contributed to strengthen the transparency and objectivity of the process for determining remuneration for Directors and Executive Officers, and he also inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2025
Director	Ryoko Nagata	Attended all 11 meetings of the Board of Directors Attended all 13 meetings of the Audit Committee	As initially expected, she has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors and Audit Committee meetings, based on her broad perspectives, and extensive knowledge on corporate management and audits cultivated through her management experience at a manufacturer engaged in global business activities and her work experience as a corporate auditor. She also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling her supervisory function over management from an independent standpoint.

Director	Mika Agatsuma	Attended all 9 meetings of the Board of Directors Attended all 7 meetings of the Nominating Committee	As initially expected, she has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors and Nominating Committee meetings, based on her broad perspectives, extensive knowledge on corporate management, and high level of expertise in IT cultivated through her management experience at a technology-related company engaged in global IT business activities. She also inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling her supervisory function over management from an independent standpoint.

Notes:	1.	The attendance record of the Board of Directors and Nominating Committee meetings of Director Mika Agatsuma shows figures covering the meetings held after her assumption of office on June 19, 2024.

	2.	The attendance rate of all Internal Directors was 100% at meetings of the Board of Directors, the Nominating Committee, the Audit Committee and the Compensation Committee, respectively.

(4) Summary of Content of Liability Limitation Contract

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

(5) Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts provided for in Article 430-2, Paragraph 1 of the Companies Act with each of its Directors as of April 1, 2024, Toshihiro Mibe, Shinji Aoyama, Noriya Kaihara, Seiji Kuraishi, Asako Suzuki, Masafumi Suzuki, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi and Ryoko Nagata, and its Executive Officers as of April 1, 2024, Katsushi Inoue, Keiji Ohtsu, Masayuki Igarashi, Kensuke Oe, Manabu Ozawa, Hironao Ito, Eiji Fujimura, Ayumu Matsuo, Minoru Kato, Yutaka Tamagawa, Kazuhiro Takizawa, Katsuto Hayashi and Takashi Onuma, under which the Company shall indemnify them for the expenses provided for in item 1 of Article 430-2, Paragraph 1 to the extent permitted by law. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding cases where the insured persons have acted maliciously or with gross negligence in the performance of their duties.

The indemnity contracts entered into with Seiji Kuraishi and Masafumi Suzuki were terminated as of June 19, 2024 due to their retirement as Director effective on the same date. Further, the Company has entered into indemnity contracts as of June 19. 2024 with Jiro Morisawa and Mika Agatsuma who newly assumed office of Director on the same date.

(6) Summary of Content of Directors and Officers Liability Insurance Contract

The Company has entered into a directors and officers liability insurance contract that covers the Company’s Directors, Executive Officers and Operating Executives, as well as the Directors, Corporate Auditors and Operating Officers of its subsidiary Honda R&D Co., Ltd. as insured persons, as provided for in Article 430-3, Paragraph 1 of the Companies Act, with an insurance company. Under the insurance contract, legal damages and litigation expenses to be borne by the insured persons shall be covered. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding compensation for damages arising from acts committed with the knowledge that such acts violate laws and regulations.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

    KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2025

Category	Year ended March 31, 2024 (reference)		Year ended March 31, 2025
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	664	3	754	4
Consolidated subsidiaries	435	43	430	47

Total	1,099	46	1,184	51

Notes:	1.

The Company’s Audit Committee has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from Executive Officers, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 4 of the Companies Act of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Companies Act of Japan, auditing work based on the Financial Instruments and Exchange Act of Japan and auditing work based on the Securities Exchange Act of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in “Remuneration for audit certification services” of the Company is a total figure.

	3.

Non-audit services for which the Company pays remuneration to its financial auditor for duties other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act in the current fiscal year consist of advice and guidance on accounting matters and information disclosure.

	4.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Audit Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Companies Act, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Executive Officers’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws and regulations, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, regulations, and internal rules, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an Executive Officer to oversee all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company will establish a management policy for information related to the execution of duties by the Executive Officers and appropriately retain and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an Executive Officer to oversee all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

The Company will assign Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, to the headquarters of each region, business and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to these people responsible and the decision-making process.

To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or regulations within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Board of Directors to provide support for the Audit Committee.

7.

Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Policy related to processing of expenses incurred in the execution of duties by members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee

In accordance with laws and regulations, the Company will bear the necessary expenses for the members of the Audit Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Executive Officers’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows. With regards to the resignation of the Executive Vice President and Representative Executive Officer on April 7, 2025, the Company is taking the matter very seriously and will again ensure that all management personnel and employees are made aware of “acting with sincerity and integrity toward our customers and society” as stated in the Honda Code of Conduct. The Company will endeavor to continuously enhance its governance systems and improve management personnel and employee compliance awareness.

1.	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws and regulations and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Honda Code of Conduct through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has also established regulations on legal compliance and other compliance (including anti-bribery and prohibition of insider trading) and has implemented related trainings.

The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

Pursuant to a resolution of the Board of Directors, the Director, Executive Vice President and Representative Executive Officer has been appointed as the Compliance and Privacy Officer.

The Company has established the Compliance Committee chaired by the Compliance and Privacy Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2025, the Compliance Committee has held meetings six times (four regular meetings and two extraordinary meetings) and has deliberated on matters such as the status of establishment and operation of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and measures to improve compliance. With regards to the notice titled “Cases of inappropriate type designation found in applications of four-wheeled vehicles” published on June 3, 2024, the contents of recurrence prevention measures regarding this matter were approved at a meeting of the Executive Council, and the Compliance Committee has been confirming the state of the implementation progress thereof.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Executive Officers.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and permanently retained by the department in charge.

Also, in accordance with this Policy, minutes are prepared for each Nominating Committee meeting, Audit Committee meeting and Compensation Committee meeting and retained by the department in charge for 10 years.

Further, the Company has established policies, including the “Global Confidentiality Policy” and “Global Privacy Policy,” in order to prevent the illegal use, disclosure, or divulgence of company information and to appropriately handle confidential and personal information, and the Company endeavors to ensure that all employees are made aware of and follow the content of such policies by holding internal training sessions and through other such means.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, Business Operating Board, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

Pursuant to a resolution of the Board of Directors, the Director, Executive Vice President and Representative Executive Officer has been appointed as the Risk Management Officer.

The Company has established a Risk Management Committee chaired by the Risk Management Officer, and the Committee deliberates on material matters related to risk management.

In the fiscal year ended March 31, 2025, the Risk Management Committee has held meetings seven times, and identified, responded to, and confirmed the response status to the Group’s material risks.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary.

4.	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, are assigned to the headquarters of each region, business, and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge.

In addition to the Board of Directors, the Executive Council and the Business Operating Board have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Executive Officers and other Executives and the decision-making process. The Company has adopted a “company with three committees” structure, which enables the Company to strengthen the supervisory function of the Board of Directors and to extend the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision and the company-wide medium- to long-term management plans, which are then shared throughout the Company through Executives including Chief Officers.

The Board of Directors periodically receives reports on the progress of the company-wide medium- to long-term management plans and on the progress of the annual business plans, thereby supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company’s department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and regulations of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

People responsible for the supervision of each subsidiary have been appointed from among the Executive Officers and other Executives with jurisdiction over the area related to the business of the relevant subsidiary. These people responsible regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management, employees and affiliates of the Company and its subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company has established the Board of Directors Office as an organization that exclusively supports duties of the Board of Directors and each of the Nominating Committee, Audit Committee and Compensation Committee.

Employees who belong to the Board of Directors Office take orders from the Board of Directors and each Committee and perform their duties. As the consent of the Audit Committee is required for such employees’ personnel evaluation, personnel change, and the like, the independence from Executive Officers and the effectiveness of instructions from the Audit Committee are ensured.

7.

Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company has established its Standards for the Audit Committee Reports as a set of standards for reports to the Audit Committee, and the relevant departments of the Company regularly report to the Audit Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit Committee is treated disadvantageously for having done so.

8.	Policy related to processing of expenses incurred in the execution of duties by members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee

In order for the Company to bear the necessary expenses for the members of the Audit Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit Committee.

The Audit Committee works closely with the Audit Division, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit Committee are appointed, and they attend Executive Council meetings and other important meetings as necessary.

(3) Policy Regarding Decisions for Distribution of Dividends, Etc.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective.

The Company will pay stable and continuous dividends with a target consolidated payout ratio of 30%.

Starting from the fiscal year ending March 31, 2026, the Company adopts DOE (adjusted Dividend on Equity attributable to owners of the parent) as an indicator for returns with the target of 3.0% with the aim to realize more stable and continuous dividend payment. We will continue to aim to improve capital efficiency further and enhance dividend payout levels further.

The Company will also acquire its own shares as appropriate with the goal of implementing a flexible capital policy and others.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

The Company’s basic policy on the distribution of dividends is to pay a dividend twice a year, as an interim dividend and a year-end dividend. The decision-making body for dividends is the Board of Directors.

The annual cash dividends per share for the fiscal year ended March 31, 2025 were JPY 68. Semi-annual dividends were medium-term cash dividends of JPY 34, and year-end cash dividends of JPY 34.

Note: Equity attributable to owners of the parent, which is a basis for DOE (adjusted Dividend on Equity attributable to owners of the parent), is based on adjusted figures that exclude “Other components of equity,” which fluctuates considerably with changes in foreign exchange rates and market environments.

Consolidated Financial Statements

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2024 and 2025	2024 (reference)	2025
ASSETS
Current assets:
Cash and cash equivalents	4,954,565	4,528,795
Trade receivables	1,240,090	1,160,847
Receivables from financial services	2,558,594	2,755,800
Other financial assets	229,583	208,478
Inventories	2,442,969	2,470,590
Other current assets	446,763	563,252

Total current assets	11,872,564	11,687,762

Non-current assets:
Investments accounted for using the equity method	1,206,968	1,242,614
Receivables from financial services	5,616,676	6,172,817
Other financial assets	968,142	873,459
Equipment on operating leases	5,202,768	5,748,187
Property, plant and equipment	3,234,413	3,209,921
Intangible assets	999,689	1,126,019
Deferred tax assets	170,856	143,499
Other non-current assets	502,074	571,589

Total non-current assets	17,901,586	19,088,105

Total assets	29,774,150	30,775,867

	Yen (millions)
As of March 31, 2024 and 2025	2024 (reference)	2025
LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,609,836	1,663,487
Financing liabilities	4,105,590	4,497,747
Accrued expenses	638,319	728,935
Other financial liabilities	340,858	276,861
Income taxes payable	157,410	108,562
Provisions	566,722	388,441
Other current liabilities	904,757	951,124

Total current liabilities	8,323,492	8,615,157

Non-current liabilities:
Financing liabilities	6,057,967	6,953,520
Other financial liabilities	316,919	301,439
Retirement benefit liabilities	284,844	288,472
Provisions	385,001	667,274
Deferred tax liabilities	855,067	718,084
Other non-current liabilities	544,988	604,099

Total non-current liabilities	8,444,786	9,532,888

Total liabilities	16,768,278	18,148,045

Equity:
Common stock	86,067	86,067
Capital surplus	205,073	205,299
Treasury stock	(550,808)	(1,272,845)
Retained earnings	10,644,213	11,122,187
Other components of equity	2,312,450	2,185,821

Equity attributable to owners of the parent	12,696,995	12,326,529
Non-controlling interests	308,877	301,293

Total equity	13,005,872	12,627,822

Total liabilities and equity	29,774,150	30,775,867

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2024 and 2025	2024 (reference)	2025
Sales revenue	20,428,802	21,688,767

Operating costs and expenses:
Cost of sales	(16,016,659)	(17,024,788)
Selling, general and administrative	(2,106,539)	(2,351,011)
Research and development	(923,627)	(1,099,482)

Total operating costs and expenses	(19,046,825)	(20,475,281)

Operating profit	1,381,977	1,213,486

Share of profit (loss) of investments accounted for using the equity method	110,817	982

Finance income and finance costs:
Interest income	173,695	191,131
Interest expense	(59,631)	(54,907)
Other, net	35,526	(33,052)

Total finance income and finance costs	149,590	103,172

Profit before income taxes	1,642,384	1,317,640
Income tax expense	(459,794)	(414,606)

Profit for the year	1,182,590	903,034

Profit for the year attributable to:
Owners of the parent	1,107,174	835,837
Non-controlling interests	75,416	67,197

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	225.88	178.93

Consolidated Statements of Changes in Equity

Year ended March 31, 2025

	Yen (millions)
	Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the year
Profit for the year				835,837		835,837	67,197	903,034
Other comprehensive income, net of tax					(136,687)	(136,687)	(71)	(136,758)

Total comprehensive income for the year				835,837	(136,687)	699,150	67,126	766,276
Reclassification to retained earnings				(10,058)	10,058	—		—
Transactions with owners and other
Dividends paid				(347,805)		(347,805)	(78,692)	(426,497)
Purchases of treasury stock			(722,365)			(722,365)		(722,365)
Disposal of treasury stock			328			328		328
Share-based payment transactions		226				226		226
Equity transactions and others							3,982	3,982

Total transactions with owners and other		226	(722,037)	(347,805)		(1,069,616)	(74,710)	(1,144,326)

Balance as of March 31, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

The Notes to the Consolidated Statutory Report

Material Accounting Policy:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 284

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda Development & Manufacturing of America, LLC, Honda Canada Inc.,

Honda R&D Co., Ltd., Honda Motor Europe Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 73

Corporate names of major affiliates and joint ventures:

GAC Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., PT. Astra Honda Motor

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 10

Reduced through reorganization: 15

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: 7

Reduced through reorganization: 5

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

A financial asset in debt securities is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objectives are to hold the asset in order to collect the contractual cash flows as well as to sell the asset, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities classified as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment, except for impairment gains or losses and foreign exchange gains or losses, are presented in other comprehensive income.

In addition, Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value that are not classified or designated as financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values. Right-of-use assets from lease transactions are initially measured at cost and depreciated by the straight-line method from the lease commencement date to the end of the useful life of right-of-use assets or the end of the lease period, whichever is earlier.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of expected credit loss (ECL) on receivables from financial services.

The allowance for credit losses on financial assets which have experienced a significant increase in credit risk since initial recognition is measured at amounts equal to lifetime ECL. The allowance for credit losses on financial assets which have not experienced a significant increase in credit risk is measured at amounts equal to 12-month ECL. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, the finance subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses.

(i) Honda provides for general estimated warranty costs at the time products are sold to customers, and estimates the amount based on past repair records and past sales records as well as future estimates including projected number of units to be affected and projected repair expenses per unit.

(ii) For specific warranty programs, including product recalls, Honda estimates the amount of provisions for product warranties as follows.

With respect to products sold of major automobile production bases, we measure provisions for product warranties comprehensively at the time products are sold. Specifically, we estimate the amount of expenses to be incurred after the sale per unit of product (the amount for product recall expenses, etc. per unit) based on past track records and multiply by the number of units sold in the past to measure provisions for product warranties.

In addition to provisions for product warranties measured comprehensively as above, Honda measures individually provisions for expenses related to specific warranty programs, including product recalls, where it is determined appropriate to do so in light of the nature and scale. Provisions for product warranties individually measured are provided for when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, and estimated based on future estimates including projected number of units to be affected and projected repair expenses per unit.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

13.	Revenue Recognition

(1)	Sale of products

Sales of products are reported by Motorcycle business, Automobile business, Power Products and Other businesses.

Honda recognizes revenue when control over products is transferred to customers. This transfer generally corresponds to the date of delivery of products to customers. Revenue is measured based on consideration specified in a contract with customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information.

Honda provides dealer incentives, which generally represent discounts provided from Honda to the dealer. Honda also provides incentive programs generally in the form of below-market interest rate loans or lease programs for the retail customers to enhance dealer’s sales activities. The amount incurred for these programs is calculated based on the difference between the interest or lease rate offered to retail customers and the market-based interest or lease rate. These incentives are considered variable consideration when determining the transaction price and they are deducted from sales revenue recognized when products are sold to the dealers. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Customers usually pay consideration for sales of products within 30 days from the transfers of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications and Honda recognizes provisions for product warranties to meet these guarantees. For more information on product warranties, see note “11. Provisions for product warranties.”

(2)	Rendering of financial services

Interest income from receivables from financial services is recognized using the effective interest method. Finance receivable origination fees and certain direct origination costs are included in the calculation of the effective interest rate, and the net fee or cost is amortized using the effective interest method over the contractual term of the finance receivables.

The finance subsidiaries of the Company offer financial services that contain a lease. Interest income from receivables held under a finance lease is recognized using the effective interest method. When Honda is the manufacturer or dealer lessor, sales revenue and the corresponding cost for a portion identified as sale of products is recognized in profit or loss in accordance with the policy on revenue recognition for sale of products. Revenue from operating leases is recognized on a straight-line basis over the term of the lease.

Accounting Estimates:

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

1.	Valuation of financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Financial assets measured at amortized cost
Trade receivables	1,240,090	1,160,847
Receivables from financial services	8,175,270	8,928,617
Other financial assets	326,575	345,192
Debt securities classified into financial assets measured at fair value through other comprehensive income
Other financial assets	30,567	34,872

2.	Fair value of financial instruments (Note on Financial Instruments)

3.	Net realizable value of inventories: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Inventories	2,442,969	2,470,590

4.	Recoverable amount of non-financial assets: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Equipment on operating leases	5,202,768	5,748,187
Property, plant and equipment	3,234,413	3,209,921
Intangible assets	999,689	1,126,019

5.	Measurement of provisions: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Provisions	951,723	1,055,715

6.	Measurement of net defined benefit liabilities (assets): Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Retirement benefit assets	148,296	185,835
Retirement benefit liabilities	284,844	288,472

Retirement benefit assets is included in other non-current assets in the consolidated statements of financial position.

7.	Recoverability of deferred tax assets: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Deferred tax assets	170,856	143,499
Deferred tax liabilities	855,067	718,084

8.	Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises. However, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Changes in accounting estimates:

Honda has changed the estimation model to accrue the provisions comprehensively from the estimation model to accrue the provision measured based on individual occurrences of the specific warranty programs for automobile product sales in our major production bases during the fiscal year ended March 31, 2025. In addition to the provisions comprehensively accrued, estimates of certain warranty program costs are individually made when it is deemed appropriate by considering its nature and magnitude of each program.

This change in the estimation model is because it has become possible to make reliable estimates of products warranty expenses at the time products are sold to customers as a result of the following circumstances. In the recent fiscal years, the number of units for market actions related to automobile products has been increasing, and sufficient historical data for estimating future product warranty expenses has been accumulated, and “Quality Innovation Operations” has been newly established during the fiscal year ended March 31, 2025 to monitor warranty activities and related expenses across the Company and its subsidiaries. Due to the change in the estimation model, provisions for products warranties increased JPY 127,554 million for the fiscal year ended March 31, 2025, which is included in selling, general and administrative expenses.

Notes to Consolidated Statements of Financial Position:

1. The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
The allowance for doubtful trade receivables	8,402	8,466
The allowance for credit losses for receivables from financial services	68,999	82,125
The allowance for doubtful other financial assets	2,748	2,513

2. Net book value of pledged assets and secured liabilities are as follows: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Pledged assets:
Trade receivables	34,137	27,365
Receivables from financial services	1,520,521	1,980,042
Inventories	4,117	1,772
Equipment on operating leases	86,455	92,822
Property, plant and equipment	2,491	2,779
Secured liabilities:
Financing liabilities (Current liabilities)	819,418	1,010,293
Financing liabilities (Non-current liabilities)	728,470	968,152

3. The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Equipment on operating leases	1,475,939	1,342,932
Property, plant and equipment	7,770,475	7,903,115

4. Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2024	Mar. 31, 2025
Bank loans of employees for their housing costs	5,034	4,286

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2025, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2024	Mar. 31, 2025
1. The number of shares outstanding	5,280,000,000	5,280,000,000

	Mar. 31, 2024	Mar. 31, 2025
2. The number of treasury shares	451,092,624	933,490,429

During the fiscal year ended March 31, 2025, the Company acquired 479,467,400 shares of treasury shares through open market purchase, in accordance with a resolution of the Board of Directors.

3. The total amount of dividends for the fiscal year ended March 31, 2025 was JPY 347,805 million. The Company distributes year-end cash dividends of JPY 147,960 million to the shareholders of record as of March 31, 2025.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuate because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, securitization of finance receivables and equipment on operating leases. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

1.	Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.	Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

3.	Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis consist of the following: Yen (millions)

Year ended March 31, 2024

	Level 1	Level 2	Level 3	Total
Other financial assets
Financial assets measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	80,347	—	80,347
Interest rate products	—	108,034	—	108,034
Other	—	—	5,806	5,806

Total	—	188,381	5,806	194,187

Debt securities	55,265	63,886	4,542	123,693
Financial assets measured at fair value through other comprehensive income
Debt securities	—	30,567	—	30,567
Equity securities	407,489	—	115,214	522,703

Total	462,754	282,834	125,562	871,150

Other financial liabilities
Financial liabilities measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	100,708	—	100,708
Interest rate products	—	133,381	—	133,381
Other	—	2,503	—	2,503

Total	—	236,592	—	236,592

Total	—	236,592	—	236,592

There were no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2024.

Year ended March 31, 2025

	Level 1	Level 2	Level 3	Total
Other financial assets
Financial assets measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	71,516	—	71,516
Interest rate products	—	50,612	—	50,612
Other	—	—	10,949	10,949

Total	—	122,128	10,949	133,077

Debt securities	56,070	73,648	4,486	134,204
Financial assets measured at fair value through other comprehensive income
Debt securities	—	34,872	—	34,872
Equity securities	384,409	—	50,183	434,592

Total	440,479	230,648	65,618	736,745

Other financial liabilities
Financial liabilities measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	70,495	—	70,495
Interest rate products	—	101,049	—	101,049
Other	—	86	—	86

Total	—	171,630	—	171,630

Total	—	171,630	—	171,630

There were no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2025.

4.	Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost are as follows: Yen (millions)

	Mar. 31, 2024		Mar. 31, 2025
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Receivables from financial services	8,175,270	7,964,497	8,928,617	8,845,750
Debt securities	69,751	69,751	84,018	84,018
Financing liabilities	10,163,557	10,008,013	11,451,267	11,388,668

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2024	Mar. 31, 2025
Equity per share attributable to owners of the parent	2,629.37	2,835.96
Basic earnings per share attributable to owners of the parent	225.88	178.93

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The numbers of shares outstanding at the end of the years ended March 31, 2024 and 2025 were 4,828,907,376 and 4,346,509,571, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average numbers of shares outstanding for the years ended March 31, 2024 and 2025 were 4,901,560,332 and 4,671,383,489, respectively. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2024 or 2025.

Note:	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2023.

Notes to Sales Revenue:

1.	Disaggregation of revenue

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of the Motorcycle business, the Automobile business, the Financial Services business, and other segments that are not reportable. The other segments are combined and disclosed in Power Products and Other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four reportable segments for the years ended March 31, 2024 and March 31, 2025 are as follows:

Year ended March 31, 2024

	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue recognized from contracts with customers
Japan	113,746	1,586,358	172,072	87,072	1,959,248
North America	335,545	8,503,602	1,487,948	138,760	10,465,855
Europe	351,850	506,731	—	84,459	943,040
Asia	1,792,327	2,446,250	5	55,898	4,294,480
Other Regions	625,585	498,506	—	26,001	1,150,092

Total	3,219,053	13,541,447	1,660,025	392,190	18,812,715

Revenue recognized from other sources*	1,115	26,118	1,588,783	71	1,616,087

Total	3,220,168	13,567,565	3,248,808	392,261	20,428,802

Year ended March 31, 2025

	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue recognized from contracts with customers
Japan	106,632	1,794,911	193,188	88,943	2,183,674
North America	347,503	9,379,001	1,456,899	127,991	11,311,394
Europe	379,432	459,755	—	77,859	917,046
Asia	2,071,481	1,953,109	15	62,018	4,086,623
Other Regions	714,537	563,025	—	28,251	1,305,813

Total	3,619,585	14,149,801	1,650,102	385,062	19,804,550

Revenue recognized from other sources*	7,018	19,439	1,857,664	96	1,884,217

Total	3,626,603	14,169,240	3,507,766	385,158	21,688,767

Note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

2.	Basic information for understanding revenue

Basic information for understanding revenue is as stated in “13. Sales Revenue” under Material Accounting Policy.

Regarding the Notes for the Previous Fiscal Year:

The notes for the previous fiscal year are contained as additional information for reference.

Independent Auditor’s Report

To the Board of Directors of Honda Motor Co., Ltd.:

Opinion

We have audited the consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2025 and for the year from April 1, 2024 to March 31, 2025 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The audit committee is responsible for overseeing the executive officers and directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards.

The audit committee is responsible for overseeing the executive officers and directors’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purpose of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company and its subsidiaries which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act for the conveniences of the readers.

Isao Kamizuka

Designated Engagement Partner

Certified Public Accountant

Takeshi Kamada

Designated Engagement Partner

Certified Public Accountant

Ryosuke Kikuchi

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

May 15, 2025

Audit Report of the Audit Committee

Mr. Toshihiro Mibe

Director,

President and Representative Executive Officer of

Honda Motor Co., Ltd.

Audit Report

The Audit Committee audited the performance of duties by the Directors and the Executive Officers for the 101th fiscal year from April 1, 2024 to March 31, 2025, and hereby reports on the methods and results of the audit as follows.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 416, Paragraph 1, Item 1 (b) and (e) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit Committee received reports periodically from the Directors and Executive Officers and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions, and conducted audits using the following methods.

(1)

Audit Committee Members, in accordance with the auditing standards of the Audit Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and Executive Officers, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets concerning the head office and principle business offices. With respect to subsidiaries, the Audit Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2)

Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit Committee received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council), etc., and sought explanations as necessary.

Based on the above methods, Audit Committee Members examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2025.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors or the Executive Officers.

3)

The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors or the Executive Officers.

As stated in the business report, an inappropriate incident was identified regarding the type designation application for four-wheeled vehicles. The Audit Committee has confirmed that the entire company is working together to implement measures to prevent recurrence. In addition, regarding the resignation of the Director, Executive Vice President and Representative Executive Officer, as noted in the business report, the Audit Committee conducted an investigation, considered a disciplinary proposal, and reported it to the Board of Directors. The Audit Committee has also confirmed the recurrence prevention measures.

The Audit Committee will continue to closely monitor the steady implementation of these prevention measures.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 15, 2025

Audit Committee

Honda Motor Co., Ltd.

Audit Committee Member (Chairperson)	Yoichiro Ogawa (Seal)
Full-time Audit Committee Member	Asako Suzuki (Seal)
Full-time Audit Committee Member	Jiro Morisawa (Seal)
Audit Committee Member	Kunihiko Sakai (Seal)
Audit Committee Member	Ryoko Nagata (Seal)

Note:	Audit Committee Members Yoichiro Ogawa, Kunihiko Sakai and Ryoko Nagata are Outside Directors, as set forth in Article 2, Item 15 and Article 400, Paragraph 3 of the Company Law.

- End -

Honda Motor Co., Ltd.

REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.		Securities Code Number	7267

Submission Date	5/27/2025	Date of Change of Position (scheduled date)	2025/6/19

Reason for Submission of Report of Independent Directors/Corporate Auditors		To discuss the relevant agenda of electing outside directors at an Ordinary General Meeting of Shareholders.

☑	The Company has selected all persons who are qualified to become independent directors/corporate auditors as independent directors/corporate auditors. (*1)

2. Matters related to Independence of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors

	Name	Outside Director/ Outside Corporate Auditor	Independent Director/ Corporate Auditor	Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)													Details of Change of Position	Consent of the Said Person
No.				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable
1	Kunihiko Sakai	Outside Director	Yes													Yes		Yes
2	Fumiya Kokubu	Outside Director	Yes										Δ					Yes
3	Yoichiro Ogawa	Outside Director	Yes										Δ					Yes
4	Kazuhiro Higashi	Outside Director	Yes										Δ	Δ				Yes
5	Ryoko Nagata	Outside Director	Yes													Yes		Yes
6	Mika Agatsuma	Outside Director	Yes										Δ					Yes

3. Explanation of the Attributes of the Independent Directors/Corporate Auditors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director/Auditor (*5)
1

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

The Company expects Mr. Kunihiko Sakai to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a member of the Nominating Committee and the Audit Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Criteria for Independence of Outside Directors” between the Company and Mr. Kunihiko Sakai. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

2	Marubeni Corporation, to which Mr. Fumiya Kokubu currently belongs, the Company and their respective consolidated subsidiaries have business relationships. However, the amount of annual transactions between them in the fiscal year ended March 31, 2025 is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.”

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from April 2013 to March 2025, and has abundant experience and deep insight regarding corporate management. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

The Company expects Mr. Fumiya Kokubu to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the remuneration of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors” between the Company and Mr. Fumiya Kokubu, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

3	Mr. Yoichiro Ogawa formerly belonged to Deloitte Tohmatsu Group, which has business relationships with the Company and its consolidated subsidiaries. However, he has no relationship with the group since October 2018. Mr. Yoichiro Ogawa therefore fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The amount of annual transactions between them in the fiscal year ended March 31, 2025 is less than 1% of the consolidated sales revenue of the Company and the other party.

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

The Company expects Mr. Yoichiro Ogawa to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors” between the Company and Mr. Yoichiro Ogawa, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

4

The aggregate amount of the Company Group’s balance of borrowings in the fiscal year ended March 31, 2025 from banks affiliated with Resona Holdings, Inc., where Mr. Kazuhiro Higashi held the position of Chairman and Director until June 2022, is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.”

Mr. Fumihiko Ike, who was Chairman and Representative Director of the Company, is an outside director of Resona Holdings, Inc. from June 2021. However, Mr. Fumihiko Ike retired as Chairman and Representative Director of the Company in June 2016 and has not been involved in management or business execution of the Company since then.

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013 to June 2022, and has abundant experience and deep insight regarding corporate management. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

The Company expects Mr. Kazuhiro Higashi to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the remuneration of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors” between the Company and Mr. Kazuhiro Higashi, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

5

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from June 2008 to March 2023, and has abundant experience and deep insight regarding new business strategies and audit. The Company appoints her as a Director because she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

The Company expects Ms. Ryoko Nagata to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Criteria for Independence of Outside Directors” between the Company and Ms. Ryoko Nagata. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly she is specified as an independent director.

6	Ms. Mika Agatsuma, until March 2024, held a position of Managing Partner of IBM Japan, Ltd., a Japanese subsidiary of IBM Corporation, which has business relationships with the Company and its consolidated subsidiaries. However, the amount of transactions between them in the fiscal year ended March 31, 2025 is less than 1% of the consolidated sales revenue of the Company and the other party, and Ms. Mika Agatsuma fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.”

Ms. Mika Agatsuma held a position of Managing Partner of IBM Japan, Ltd. from October 2022 until March 2024 and has abundant experience and deep insight regarding the area of IT. The Company appoints her as a Director because she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company with a broad perspective from an objective and highly sophisticated viewpoint.

The Company expects Ms. Mika Agatsuma to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the remuneration of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors” between the Company and Ms. Mika Agatsuma, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly she is specified as an independent director.

4. Supplemental Explanation

The Company has established its “Criteria for Independence of Outside Directors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1.	He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

2.	No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

Established on May 15, 2015

Partly amended on June 15, 2017

Partly amended on February 9, 2021

Notes

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.

▶1

If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as independent directors/corporate auditors, please check the box.

▶2	Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a.	person who executes business of the listed company or its subsidiary;

b.	directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c.	directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d.	corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e.	person who executes business of a fellow subsidiary of the listed company;

f.	party for which the listed company is a major customer or a person who executes its business;

g.	listed company’s major customer or a person who executes its business;

h.

consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

i.	listed company’s major shareholder (where the said major shareholder is a company, a person who executes its business);

j.

person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k.

person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l.	person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself)

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3

If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the “past,” please mark with a “Δ.”

If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “●” and, if any of the items above applied to any of them in the “past,” please mark with a “▲.”

▶4	If any of the items a to l above apply, please provide an explanation (summary).

▶5	Please write down the reasons for appointing the independent director/corporate auditor.